Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

Up to $5,000,000.00 in Common Stock at $12.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AtomBeam Technologies Inc.
Address: 1036 Country Club Dr, Suite 200, Moraga, CA 94556
State of Incorporation: DE
Date Incorporated: August 17, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 800 shares of Common Stock
Offering Maximum: $5,000,000.00 | 400,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.50
Minimum Investment Amount (per investor): $650.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus | 10% Bonus Shares

If you previously invested in AtomBeam Technologies, Inc., you are eligible for additional bonus shares.

<u>Reservation Bonus | 10% Bonus Shares</u>

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

<u>Time-Based Bonus</u>

First week bonus

Invest within the first week and receive 15% bonus shares.

<u>First two weeks bonus</u>

Invest within the first two weeks and receive 10% bonus shares.

<u>Volume-Based Perks</u>

Tier 1

Invest $1,500+ and receive an AtomBeam T-shirt/hat, or two T-shirts, or two hats + 5% bonus shares.

Tier 2

Invest $5,000+ and receive an AtomBeam T-shirt/hat, or two T-shirts, or two hats + 10% bonus shares.

Tier 3

Invest $10,000+ and receive an AtomBeam T-shirt/hat, or two T-shirts or two hats + 15% bonus shares.

Tier 4

Invest $50,000+ and receive a dinner with AtomBeam's CEO, Charles Yeomans, an AtomBeam t-shirt/hat, or two T-shirts or two hats + 20% bonus shares.

*Note: T-shirts and hats will be sent out after the close of the round.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Bonus

AtomBeam Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Reservation Bonus and Loyalty Bonus in addition to the aforementioned Venture bonus.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

Overview

AtomBeam Technologies Inc. was organized in Delaware on August 17, 2017 as Drivewarp, LLC, the name under which it operated until January 29, 2019, when it changed its name and corporate form to a Delaware corporation. AtomBeam is a California-based software company with a sophisticated technology that we believe has the potential to change the way data generated by the "Internet of Things", or IoT, is transmitted and stored. The Company's intellectual property is protected by 121 issued and 25 allowed patents.

AtomBeam's first product, Neurpac, is a software technology that, based on our testing, typically reduces IoT data by an average of 75% compared to the original data for low entropy data. Compression algorithms are generally not effective on IoT data messages, which are typically too small for compression to find repetitions of patterns within a single file, a requisite for compression algorithms to be effective without "batching" multiple IoT data messages together. Batching increases the effective size of the file to be compressed, but waiting for a sufficient number of messages to be generated and batched incurs latency, and thus compression is impractical for real-time applications involving batching. Also, unlike compressed files, Neurpac-encoded ("Compacted") files are readable, searchable, and randomly accessible in a planned new feature, and are also more secure due to the deep obfuscation natively provided by Neurpac. We believe that this combination of benefits of Neurpac makes it differentiated from compression algorithms in important ways, and also enables the potential use of Neurpac to benefit certain artificial intelligence ("AI") applications.

We believe that Neurpac technology's data-as-codewords capabilities may make entire computer networks and systems more efficient and secure by enabling stored, reduced-size data to be searchable and randomly accessible. Achieving system-wide utilization of Neurpac will require many years of development, capital, and expertise, but it has been recognized as a possibility by AtomBeam's data scientists, who have demonstrated the efficacy of the capability in proof of concept models and deployed software. Also, this feature of Neurpac may have possible benefits for artificial intelligence, including large language model AI, such as ChatGPT. For adoption in AI applications, AtomBeam will require the assistance of a large corporate partner, and has begun the process of seeking such a partner to augment the Company's limited research capabilities; however, there can be no guarantee that the Company will find such a corporate partner.

The Company's second product, Neurcom, is still in development. Neurcom is an AI, neural net-based software algorithm that has demonstrated, in testing conducted by the University of Missouri, the Company's partner in development of Neurcom under a United States Air Force contract, the capability to reduce the size of certain sensor-generated images by a factor of more than double that provided by state-of-the-art image compression algorithms. For other images, however, Neurcom has demonstrated significantly less reduction compared to standard compression, and is still undergoing further development efforts to improve and make more consistent its reduction performance. Neurcom's AI may be applicable to not only image files but also to video and audio files. Neurcom does not replace, but instead enhances the capabilities of video and audio "codecs", which are standard algorithms used to reduce the size of image, video, and audio files.

Products and Technology

AtomBeam is currently focused on three products:

- Neurpac, currently released as a software as a service product as well as in a Neurpac Software Development Kit ("SDK") version,

- Neurcom, which is currently in development, and

- The Persistent Cognitive Machine ("PCM"), which is also in development.

Neurpac

We believe that AtomBeam's Neurpac technology is a significant departure from conventional data reduction, known as data compression. We further believe that Neurpac can dramatically reduce the amount of data that is sent and makes communication faster, and it may also confer other benefits not possible with legacy compression algorithms. Compression is generally ineffective for sending IoT files in real time, since they are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant, with the product achieving similar reduction ratios in both very small and large files. We believe that this makes AtomBeam's technology a potential broadly used approach to machine-to-machine communication, which primarily involves very small data files.

In addition to reducing the size of data for transmission and storage, Neurpac's algorithmic structure provides for the potential to change how data is managed throughout a network. Among numerous potential capabilities that are unique to the technology, the Company believes that the five most significant are listed below. Some of these capabilities have not yet been developed, and are still theoretical, and may never be released as a commercial product or feature.

1. Data reduction and implications for networks. Neurpac reduces the size of small individual datagrams, or messages, that are typical of machine or IoT data. Because based on our internal testing, the Neurpac executable runtime software is fast, reducing files an average of 75% for low entropy data, and typically requires only microseconds to encode a message, the effective data rate for machine data is, on average, increased by 4x. In addition, Neurpac-encoded data streams have shown in testing to be significantly less vulnerable to transmission errors than compressed data.

2. Potential benefits for AI. Neurpac's features and fundamental structure make it a potentially significant contributor to the development of AI algorithms. Neurpac may be able to significantly increase the speed and efficiency of AI algorithms because of its combination of very fast runtime execution speed, reduced file sizes and its random access feature. Research by the Company on the potential application of Neurpac to AI is in its early stages, and there can be no assurance that it will be successful, or it will be released as a commercial product or feature.

3. Searchability and random access. Data that has been encoded using Neurpac is searchable and randomly accessible, unlike most compressed data, and therefore, we believe it has the potential to significantly improve access to stored data, which could resolve a major issue that concerns many companies and organizations: making the massive amount of stored IoT data useful. Commercialization of such a capability will entail significant time and investment of resources. There can be no assurance that it will be successful or it will be released as a commercial product or feature.

4. Security. Neurpac in standard form confers a kind of security that does not, unlike standard encryption, require any additional computing steps, new hardware, added latency, or other computational burden. In the same computational step as data is reduced, Neurpac's process relies on "codebooks" particular to the data source that substitutes representations, or indexes, for patterns in data messages. This substitution of the original message's content with indexes makes the messages unreadable to anyone who does not have the codebook that was used to encode the message. The security natively provided by Neurpac is not encryption, and no standards organization or governmental certifications have been sought or awarded with respect to Neurpac security. Consequently, the Company cannot advertise it as such. A version of Neurpac is under

development that may be considered to incorporate encryption, but no assurance can be made that such version will be successfully developed or if developed, that it will prove to be of economic value to the Company.

5. Intrusion detection potential. The Company has postulated mathematical principles that would allow a user to detect an intrusion of Neurpac-encoded data streams. If the Company were to successfully implement these principles and develop this feature, the Company believes that many potential commercial customers and the U.S. Government may be interested in its adoption. Moreover, since this capability would only be available to users of Neurpac, if it were to be developed, it may encourage the wider adoption of Neurpac, especially for customers for whom intrusion detection is of key interest. Many other intrusion detection software products are on the market, but the approach the Company plans to adopt is fundamentally different from existing techniques and may be complementary to other such technologies. There can be no assurance that the development of intrusion detection will be successful, or that it will be released as a commercial product or feature.

Neurcom

AtomBeam's second product in development, Neurcom, uses a unique artificial intelligence software to reduce the size of images that are generated by modern sensors, like light detection and ranging, or LiDAR, which builds images using lasers and is used in many autonomous vehicles, as well as synthetic aperture radar images generated by satellites and aircraft, and other sensor-generated images. These are big files, and Neurcom has been shown in early testing to improve the performance of compression in testing performed in conjunction with the U.S. Air Force Research Laboratory. The core of Neurcom's intellectual property is its artificial intelligence software, which has been demonstrated to be applicable not only to specialized sensor image files, but is believed also to be applicable to other "lossy" compression algorithms to improve their performance, such as electro-optical images and audio files. Early research and testing have demonstrated that the technology may apply to these other use cases, but more work is required to prove its efficacy in a broad range of applications.

Neurcom's approach to data reduction is "lossy", and therefore, does not apply to the data types for which Neurpac, which is "lossless", is appropriate, such as telemetry, geolocation, control data, and other data for which no loss of fidelity is acceptable. Compression algorithms used for images, video, and audio files for most uses are necessarily lossy, since the original, uncompressed files cannot be reduced sufficiently by "lossless" data reduction for such applications as consumer video and audio and most commercial uses, and the lossy compression is designed to retain only the data that is perceptible to human consumers of images and audio. Lossy compression algorithms first eliminate most, usually over 90%, of the video or audio file with various techniques prior to compressing the remainder. Neurcom adds another layer to this process based on its patent-pending artificial intelligence algorithm that processes the file before it reaches the lossy compression, reducing the amount of data that needs to be compressed, resulting in a file that is smaller than what would be achievable without Neurcom's pre-processing.

Complementary Applications of Neurpac and Neurcom

Many data streams from IoT devices consist simply of telemetry, geolocation and other data for which the entire file must be reproduced, for which the use of Neurpac may be effective. In many instances, however, machine data streams that include data that is appropriate for Neurpac also incorporate images, video, or audio, for which lossy compression is appropriate. Consequently, in many instances, we believe that the combination of Neurpac and Neurcom may add significant effective bandwidth to a data stream of mixed data types. Many companies and governments devote significant resources to increasing available bandwidth through improving hardware, eliminating bottlenecks with software, and other means that are generally more costly than Neurpac and Neurcom are likely to be. Consequently, if the Company is successful in building and fielding a product that combines Neurpac and Neurcom, Management believes that such a product would be in demand by many users.

Platforms

AtomBeam offers its customers its Neurpac software in two formats:

- Software as a Service, or SaaS, to which a user "subscribes" their devices to a cloud-based service

- An SDK, which includes a copy of Neurpac software, manuals, testing software, and other components used by customers for in-depth testing and integration into their solution. This is a useful solution for situations in which the customer is a company that makes hardware products, in which Neurpac can be added to the "software stack" of the hardware device.

Further, in the longer term, the Company intends for this product to be integrated onto semiconductors.

In the Company's view, for its products to be widely used, they must be made to be invisible to the end user, and also very simple for an engineer to incorporate AtomBeam software in a product to be sold to an end user. The first step the Company has undertaken to make its products easily incorporated in devices, operating invisibly to end users, with maintenance and updating all in the background is its SaaS offering. To this end, the Company's close partnership with Viasat has enabled the Company to undertake the deep integration into the Amazon Web Service ("AWS") cloud that is required to make Neurpac, and later potentially Neurcom, available to makers of devices as the Company's cloud-based SaaS. The Company's SaaS product was released in its first Beta version in April 2024, with the production version 1.0 released in January 2025, and it is too early to determine its commercial viability.

Incorporation of its products in semiconductors is a key long-term goal of the Company. The Company has performed early work related to the effort for Neurpac under an Air Force contract and has submitted a proposal to the U.S. Space Force in order to seek funding to continue this work. The Company believes that integrating its products on semiconductors will be the way the Company's technologies could be adopted at the greatest scale. Integration of Neurpac and Neurcom on chips makes possible their inclusion on logic boards, which simplifies their incorporation in devices and enables rapid, low-cost, widespread adoption, and such devices, moreover, could communicate with the AtomBeam SaaS. There can be no assurance that incorporation of the Company's products in semiconductors will be successful, or released as a commercial product, and if released, that such semiconductors will be commercially successful.

Other Developments

As a software company, we anticipate that we will continue to evolve, and our product innovation policy includes continuing to innovate and develop our current products as well as to opportunistically take advantage of discoveries during the development of those products. For instance, on working on Neurpac's core capabilities, we noticed the potential for a variation on generative AI large language models, such as OpenAI's ChatGPT and Anthropic's Claude. Our variation, which we describe as a Persistent Cognitive Machine ("PCM") is in the process of being built using data-as-codewords, and therefore could potentially be trained on any data type, including mixed data types such as time series data, as opposed to language. This codewords-only training model means that our model may be data-type agnostic and could potentially be trained on large collections of Neurpac-encoded data directly, which may not be possible for other models used in generative AI that expect specific data types. Moreover, because codewords effectively compact data size, in limited testing we have been able to operate an early prototype of PCM on a laptop.

The PCM aims to combine advanced language and reasoning models with innovative components to create a "thinking machine." Our design for PCM integrates large language models (LLMs) and reasoning models (RMs) as foundational tools, enhanced by a unique executive system and a "thought cache." The goal will be for the thought cache to function as the machine's memory, enabling it to remember interactions, generalize from experiences, and learn continuously.

It is important to emphasize that the PCM is an exploratory research project at this stage of its development, and it may never become a product or component of a product that ultimately has significant value. As of September 2025, approximately 15 months of effort has been expended on development and early patenting of Atombeam's generative AI technology, with the result that an early prototype has been coded and 16 patents have been issued, 5 patents are allowed and 78 patents are pending related to the potential generative AI technology. Development of robust, reliable generative AI models is highly challenging and requires specialized expertise that may not be available to the Company. The Company believes that the PCM will require significant early investment, which it estimates will be approximately $2.5 million for its initial stage of field testing and advanced development. The Company believes that could take approximately nine to 12 months to complete this initial stage, which would primarily consist of prototype development, patenting costs and field testing to achieve a level of maturity sufficient to demonstrate the PCM to prospective development partners and customers. Currently, the Company intends to allocate approximately 50% of the funds allocated to "Software Development" in the "Use of Proceeds" section above on this development. The Company believes that until it gets the initial stage underway, it is too early to make assessments on this product on how much additional resources it will need to dedicate or whether it is worthwhile to continue this development at all. This project is still at an early stage would be subject to all the risks in developing a new technology including those described in "Risk Factors" and specifically, "Risk Factors – Developing new products and technologies entails significant risks and uncertainties."

Our Customers

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant engagement with several large corporations and the U.S. Government, including the U.S. Department of Defense. The Company has yet to receive revenue from its Neurpac SaaS product but plans to derive its commercial revenue from one-time payments and annual license and maintenance fees based on the number of connected devices and the amount of data processed. The Company will also seek to license resellers such as cloud service providers, including Amazon Web Services, who are working with the Company to build AtomBeam's Neurpac into their cloud offerings and to offer the combination service to their customers, remitting SaaS fees to AtomBeam. There can be no assurance that the Company's relationships with current and prospective customers or partners will result in revenue to the Company.

The Company is currently in the early revenue stage of development and is currently performing under a Phase II contract and an Other Transaction Authority contract with the U.S. Department of Defense (the "DoD"), each for $1.2 million. The Company's customers consist of two branches of the DoD, the U.S. Air Force and the U.S. Space Force. In addition, the Company has submitted proposals to other Federal agencies and is actively working with members of different branches of the DoD to gain further traction in defense, as well as with large defense contractors.

Our Partners

AtomBeam has entered into partnership relationships with several companies including: Ericsson, Viasat, Nvidia, Intel, HPE and Alhamrani Universal. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company's website, and introductions and networking opportunities. At this point, we are using the partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, none of these relationships involve the purchase or sale of our current and future products.

Employees

The Company currently has 45 full-time employees (including consultants) and 10 part-time employees (including consultants).

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including technology, software, privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

In compliance with industry-specific regulations relevant to the provision of SaaS solutions, our company follows applicable laws and standards, including the Health Insurance Portability and Accountability Act (HIPAA) for healthcare services, the Gramm-Leach-Bliley Act (GLBA) for financial services, and the Family Educational Rights and Privacy Act (FERPA) for educational software. These efforts are aimed at ensuring the confidentiality and security of sensitive information across our varied service offerings. Our approach to compliance is designed to be responsive to the evolving nature of legal requirements in our industry sectors.

Intellectual Property

The Company has 121 issued and 25 allowed patents, and has filed an additional 199 pending patents. The Company's patent portfolio relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios. Certain patent filings of the Company are primarily concerned with its second product, Neurcom, which still under development and for which research continues to provide insights relevant to patenting opportunities. Many of the recent patent filings are related to development of intellectual property related to the PCM.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

The Company leases office space in Moraga, California. The lease term is month-to-month. Rent expense was $24,000 and $24,000 as of December 31, 2024, and 2023, respectively.

Competitors and Industry

The Company's software primarily impacts IoT connectivity, which is estimated to be a $344 billion market in 2025 and expected to grow to $1.8 trillion in 2034, a 20.2% CAGR, according to Expert Market Research Claight report dated

December 24, 2024 . For its data reduction capability, AtomBeam's primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Forescout, NAGRA, and Palo Alto Networks.

Current Stage and Roadmap

We believe that Neurpac technology's data-as-codewords capabilities may make entire computer networks and systems more efficient and secure by enabling stored, reduced-size data to be searchable and randomly accessible. Achieving system-wide utilization of Neurpac will require many years of development, capital and expertise, but has been recognized as a possibility by AtomBeam's data scientists, who have demonstrated efficacy of the capability in proof of concept models and deployed software. Also, this feature of Neurpac may have possible benefits for artificial intelligence, including large language model AI, such as ChatGPT. For adoption in AI applications, AtomBeam will require the assistance of a large corporate partner, and has begun the process of seeking such a partner to augment the Company's limited research capabilities, however, there can be no guarantee that the Company will find such corporate partner.

The Company's second product, Neurcom, is still in development. Neurcom is an AI, neural net based software algorithm that has demonstrated in testing conducted by the University of Missouri, the Company's partner in development of Neurcom under a United States Air Force contract, the capability to reduce the size of certain sensor-generated images by a factor of more than double that provided by state of the art image compression algorithms. For other images, however, Neurcom has demonstrated significantly less reduction compared to standard compression, and is still undergoing further development efforts to improve and make more consistent its reduction performance. Neurcom's AI may be applicable to not only image files but also to video and audio files. Neurcom does not replace, but instead enhances the capabilities of video and audio "codecs", which are standard algorithms used to reduce the size of image, video and audio files.

The PCM is an exploratory research project at this stage of its development, and it may never become a product or component of a product that ultimately has significant value. As of September 2025, approximately 15 months of effort has been expended on development and early patenting of Atombeam's generative AI technology, with the result that an early prototype has been coded and 16 patents have been issued, 5 patents are allowed and 78 patents are pending related to the potential generative AI technology. Development of robust, reliable generative AI models is highly challenging and requires specialized expertise that may not be available to the Company. The Company believes that the PCM will require significant early investment, which it estimates will be approximately $2.5 million for its initial stage of field testing and advanced development. The Company believes that could take approximately nine to 12 months to complete this initial stage, which would primarily consist of prototype development, patenting costs and field testing to achieve a level of maturity sufficient to demonstrate the PCM to prospective development partners and customers. Currently, the Company intends to allocate approximately 50% of the funds allocated to "Software Development" in the "Use of Proceeds" section below on this development. The Company believes that until it gets the initial stage underway, it is too early to make assessments on this product on how much additional resources it will need to dedicate or whether it is worthwhile to continue this development at all. This project is still at an early stage and would be subject to all the risks in developing a new technology including those described in "Risk Factors" and specifically, "Risk Factors – Developing new products and technologies entails significant risks and uncertainties."

The Team

Officers and Directors

Name: Charles Christopher Yeomans

Charles Christopher Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman, Director, President & CEO
  Dates of Service: September, 2017 - Present
  Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $360,000 annually.

- Position: Chairman
  Dates of Service: September, 2017 - Present
  Responsibilities: Promulgating agendas for and chairing board meetings.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: Conceptualizing and architecting software and potential applications. Joshua currently works 10 hours per week for Atombeam.

Other business experience in the past three years:

- Employer: University of South Carolina
  Title: Professor of Mathematics
  Dates of Service: August, 2006 - Present
  Responsibilities: Teaching and research

Name: Julien Dersy

Julien Dersy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CPO
  Dates of Service: November, 2023 - Present
  Responsibilities: The CPO is responsible for defining, building and scaling the company's product strategy.

Other business experience in the past three years:

- Employer: Inmarsat
  Title: VP Products
  Dates of Service: February, 2022 - October, 2023
  Responsibilities: Drive change throughout the business to deliver product innovation and end to end lifecycle management of products for Inmarsat's business segments.

Name: Stephen Collins

Stephen Collins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CRO
  Dates of Service: November, 2024 - Present
  Responsibilities: The CRO is responsible for execution of the sales strategy and revenue growth for the company.

Other business experience in the past three years:

- Employer: Ribbon Communications
  Title: Sales Director – Strategic Accounts
  Dates of Service: February, 2021 - November, 2024
  Responsibilities: Drive sales strategy and grow revenues across top strategic accounts in the US.

Name: Rajiv Bhagat

Rajiv Bhagat's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: February, 2024 - Present
  Responsibilities: The CFO is responsible for overseeing the financial operations of the company, guiding its financial strategy, planning and maintaining its fiscal stability. Rajiv currently works 30 hours per week at Atombeam.

Other business experience in the past three years:

- Employer: Ushur, Inc.

Title: SVP of Finance; Consultant
Dates of Service: November, 2021 - September, 2023
Responsibilities: Lead financial operations; fundraising.

Name: Chuba Udokwu

Chuba Udokwu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Director
  Dates of Service: February, 2024 - Present
  Responsibilities: The COO is responsible for managing the company's day-to-day operations, while also working closely with the CEO to achieve strategic goals.

Other business experience in the past three years:

- Employer: Equitastech, LLC
  Title: Founder, Managing Partner
  Dates of Service: June, 2018 - January, 2024
  Responsibilities: One of the two founders of Equitas Strategy Group that provides technology diligence.

Other business experience in the past three years:

- Employer: Trigemina Inc.
  Title: Director of Finance and Policy
  Dates of Service: September, 2012 - December, 2020
  Responsibilities: Maintenance of corporate financial records and banking.

Name: Courtney Monroe Benham

Courtney Monroe Benham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2019 - Present
  Responsibilities: Member of Board of Directors.

Other business experience in the past three years:

- Employer: Martin Ray Winery
  Title: Owner
  Dates of Service: January, 1992 - Present
  Responsibilities: General Management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Protein Metrics Inc. . Mojgan Haddad currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2019 - Present
  Responsibilities: Member of Board of Directors.

Other business experience in the past three years:

- Employer: Corin Group
  Title: Senior Director of Software Engineering
  Dates of Service: January, 2020 - June, 2021
  Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

- Employer: Protein Metrics Inc.
  Title: Vice President of Engineering
  Dates of Service: August, 2021 - Present
  Responsibilities: Supervise software development activities.

Name: Christian D. Becker

Christian D. Becker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: Pantheon Data
  Title: Executive Director
  Dates of Service: November, 2024 - Present
  Responsibilities: Executive Director at AI/ML, Technology, Logistics, Engineering and Business IT systems company.

Other business experience in the past three years:

- Employer: Elara Nova: The Space Consultancy
  Title: Senior Partner
  Dates of Service: May, 2023 - Present
  Responsibilities: Partner at global professional services consulting firm

Other business experience in the past three years:

- Employer: Silvergate Consulting, LLC
  Title: President
  Dates of Service: November, 2023 - Present
  Responsibilities: President of consulting firm

Other business experience in the past three years:

- Employer: OneLight Sensing
  Title: President
  Dates of Service: May, 2023 - July, 2024
  Responsibilities: President of a company that designs and delivers innovative solutions in the areas of lidar and hyperspectral imaging.

Name: Greg Caltabiano

Greg Caltabiano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: HGGC
  Title: Operating Partner
  Dates of Service: January, 2019 - Present

Responsibilities: Board member and advisor to private equity fund's (HGGC) portfolio companies.

Other business experience in the past three years:

- Employer: AMI
  Title: Board Member and Advisor; COO
  Dates of Service: January, 2019 - Present
  Responsibilities: Responsible for all operating functions in company including sales, engineering, finance, marketing, human resources, IT and security.

Name: John Rogers

John Rogers's current primary role is with Stones Throw Public Affairs, LLC. John Rogers currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2025 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: Stones Throw Public Affairs, LLC
  Title: Founder
  Dates of Service: June, 2025 - Present
  Responsibilities: Founder of the company.

Other business experience in the past three years:

- Employer: HUB Technologies
  Title: President of the Americas
  Dates of Service: April, 2025 - Present
  Responsibilities: President of the Americas

Other business experience in the past three years:

- Employer: Capstone National Partners
  Title: Founder / CEO
  Dates of Service: February, 2009 - Present
  Responsibilities: Founder / CEO

Other business experience in the past three years:

- Employer: RL Leaders
  Title: Board of Directors
  Dates of Service: January, 2006 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: Apira Technologies
  Title: Board of Directors
  Dates of Service: January, 2021 - September, 2023
  Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: LeCiel Global
  Title: Board of Directors
  Dates of Service: January, 2019 - January, 2024

Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: MV Transportation
  Title: Board of Directors
  Dates of Service: January, 2015 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: LeCiel Foundation
  Title: Trustee
  Dates of Service: January, 2024 - Present
  Responsibilities: Trustee

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The auditor has included a "going concern" note in the audited financials.
The Company's auditor has issued a "going concern" opinion on their financial statements, which means the Company may not be able to succeed as a business without additional financing. AtomBeam is not yet profitable, which means that it relies upon funds from investors (along with any profits it makes from our business) to pay for its operations The Company has incurred net losses since inception, including a loss of $7,823,097 for the year ended December 31, 2024, and used $6,511,712 of cash in operating activities during that period, approximately $543,000 per month. Although the Company held $8,500,580 of cash and cash equivalents at December 31, 2024, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

We are an early-stage company and have not yet generated any profits
AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We anticipate sustaining operating losses for the foreseeable future.
It is anticipated that we will sustain operating losses for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required.
AtomBeam has and continues to develop complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated.

We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. In addition, as part of its efforts to address its capital needs, the company may explore a range of strategic alternatives, which could include entering into partnerships or joint ventures, seeking additional equity or debt financing, or pursuing a sale or merger of the company. There can be no guarantee that any such strategic alternative will be available or successfully executed or that any amounts our investors will receive will be on favorable terms. Any sale of our Common Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

As we grow our business, we may not be able to manage our growth successfully.
If Growth may place significant strain on our financial, operational, and managerial resources. And, accordingly, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase: ï inadequate internal controls required for a company doing public offerings (including Regulation CF and Regulation A); ï delays in our ability to handle the volume of customers; and ï failure to properly review and supervise personnel to make sure we are compliant with applicable regulations. This risk is illustrated by the fact that the Company has restated its previously reported financial statements as of and for the year ended December 31, 2023, and related disclosures. The restatement of the Company's financial statements is subsequent to an independent audit of the year 2024 financial statements. During the audit of the fiscal year 2024 financial statements, identified material posting and classification differences. Specifically, the Company bifurcated an embedded conversion feature in its senior convertible notes and recorded a related derivative liability, accrued previously unrecorded interest on those notes, recognized depreciation and amortization that had not been recorded on fixed and intangible assets, corrected the classification of certain working-capital items, and reclassified equity-issuance costs from financing cash flows to additional paid-in capital. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of its key personnel. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. In particular, the Company is significantly dependent on retaining its CEO, Charles Yeomans, its Chief Operating Officer, Chuba Udokwu, its Chief Revenue Officer, Stephen Collins, and its Chief Financial Officer, Rajiv Bhagat.

We face significant market competition.
We compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telecommunications companies, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or create superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

Reliance on a single service or product is risky and if we fail to convince potential customers to use our product, our Company may not be successful.
All of our current services are variants of one type of service and/or product, specifically the reduction of the size of data with software for which standard data compression algorithms is either not effective or for which we believe that the Company's software provides significantly superior performance. Compression algorithms are typically limited by their architecture to seeking repetitions of pattern within a single data file, or a batched group of files; the small size of files generated by machines generally makes the use of compression for individual files typically ineffective and thus

compression is generally not used unless the application is not sensitive to latency, in which case multiple files can be grouped to make them large enough in aggregate for compression to be effective. This limitation does not apply to Neurpac, for which the size of the individual files is generally irrelevant to the performance of the software. For many types of data, Neurpac enables significant reduction of the size of files in real time, effectively increasing the available bandwidth for a given network for the transmission of machine generated data. The first version of the Company's first commercial product, Neurpac, was released commercially as a Software as a Service ("SaaS") Beta product in April 2024. Neurpac 1.0 was commercially released in February 2025 and we have yet to receive revenue from it. Our second product, Neurcom, has not yet been released either as a software product or as a SaaS, and so the Company is currently reliant on the Neurpac as its only released product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products. Even if we develop an operational product, the product may never be used to engage in transactions, or its use may be far more limited than the Company anticipates. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
We have only recently released the first version of our Neurpac product as a SaaS. As its a first version, we intend to continue to build on this product and improve on its capabilities. Further, we plan to continue to innovate and to opportunistically look at ways to build on existing technology, for instance using our code word ideas in the artificial intelligence space (see "The Company's Business – Other Developments" below). There are substantial risks and uncertainties associated with these efforts, both in the development of these new products and services, as well as the execution and delivery of these products and services to our customers. We may invest significant time and resources into these endeavors, and there is no guarantee we will be successful in our development and/or launch of such products and services. Initial timetables for the introduction and development of such new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing these new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. For instance, delays or cost overruns in the development of instantiation of our software as a SaaS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel, consultants and advisors is critical to our success. These demands may require us to hire additional personnel, consultants and advisors and will require our existing management personnel to develop additional expertise. We face intense competition for personnel, consultants and advisors. The failure to attract and retain personnel, consultants and advisors or to develop such expertise could delay or halt the development and commercialization of our product candidates. Specifically, our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market. If we experience difficulties in hiring and retaining personnel in key positions, or in hiring consultants and advisors, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide certain hardware and software for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. While we are not dependent on any one supplier for any of our hardware or software, our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company. These include various systems such as Jira, Amazon Web Services, Microsoft Office and other systems used by the Company.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including software development, instantiation in hardware of the Company's software, cloud services, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that

will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Unproven market for AtomBeam's software which has yet to be evaluated.
AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives.

Our products could fail to achieve the sales projections we expect.
We have only recently released our first SaaS product and we still have several others in development. Our growth expectations are based on an assumption that with an increased advertising and marketing budget, our products (both our current one as well as the other ones once developed) will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our trademarks, patents, trade secrets and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. The Company owns a trademark for "AtomBeam" and has copyrights, Internet domain names, and trade secrets. The Company has been assigned 121 issued patents, 25 allowed patents and 199 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. We also have pending patents that may not be protected. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the Company's business and financial resources and your investment in us.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into commercial contracts and licenses and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products.
We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

Potential for theft of our intellectual property may harm our results.
The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intends to vigorously defend its intellectual property, and also maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property.

We depend heavily on contracts with the U.S. Government for a substantial portion of our business.
Changes in the U.S. Government's priorities, or delays or reductions in spending could have a material adverse effect on our business. We currently derive most of our sales from work performed under U.S. Government contracts. Budget uncertainty, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our programs. If appropriations are delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of program cancellations and other disruptions and nonpayment. When the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our programs may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, also could result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business. Our contracts with the U.S. Government are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as Congress makes further appropriations over time. To the extent we incur costs in excess of funds obligated on a contract or in advance of a contract award or contract definitization, we are at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is successfully awarded,

definitized and funded, which could adversely affect our results of operations, financial condition and cash flows.

We are subject to extensive procurement laws and regulations, including those that enable the U.S. Government to terminate contracts for convenience.
Our business and reputation could be adversely affected if we or those we do business with fail to comply with or adapt to existing or new procurement laws and regulations, which are regularly evolving. We and others with which we do business must comply with laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of these laws and regulations by us, our employees, others working on our behalf, a supplier or a joint venture partner could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or perform services and civil or criminal investigations or proceedings. In addition, costs to comply with new government regulations can increase our costs, reduce our margins and adversely affect our competitiveness. Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. Government may terminate any of our government contracts, not only for default based on our performance, but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. However, to the extent insufficient funds have been appropriated by the U.S. Government to the program to cover our costs upon a termination for convenience, the U.S. Government may assert that it is not required to appropriate additional funding. If a contract is terminated for default, the U.S. Government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. Government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. Government could indirectly terminate a program or contract by not appropriating funding. The decision to terminate programs or contracts for convenience or default could adversely affect our business and future financial performance.

We are subject to audit by our customers on government contracts and the results of those audits could have an adverse effect on our business, reputation and results of operations.
U.S. Government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's compliance with applicable laws, regulations and contract terms, regarding, among other things, contract pricing, contract performance, cost structure and business systems. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines or suspension or debarment from doing business with the U.S. Government. Suspension or debarment could have a material adverse effect on us because of our dependence on contracts with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

Exports and imports of certain of our products may be subject to various export control, sanctions, and import regulations and may require authorization from regulatory agencies of the U.S. or other countries.
We must comply with various laws and regulations relating to the export and import of products, services, and technology from and into the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws and regulations include, among others, the Export Administration Regulations (EAR) administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations (ITAR) administered by the U.S. Department of State, embargoes and sanctions regulations administered by the U.S. Department of the Treasury, and import regulations administered by the U.S. Department of Homeland Security and the U.S. Department of Justice. Certain of our products, services, and technologies have military or strategic applications and are on the U.S. Munitions List of the ITAR, the Commerce Control List of the EAR, or are otherwise subject to the EAR and/or the U.S. Munitions Import List, and we are required to obtain licenses and authorizations from the appropriate U.S. government agencies before exporting these products out of the U.S. or importing these products into the U.S. U.S. foreign policy or the foreign policy of other licensing jurisdictions may affect the licensing process or otherwise prevent us from engaging in business dealings with certain individuals, entities, or countries. Any failure by us, our customers, or our suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, seizure of our products, adverse publicity, restrictions on our ability to engage in export or import transactions, or the suspension or debarment from doing business with the U.S. government. Moreover, any changes in export control, sanctions, or import regulations may further restrict the export or import of our products or services, and the possibility of such changes requires constant monitoring to ensure we remain compliant. Our ability to obtain required licenses and authorizations on a timely basis, or at all, is subject to risks and uncertainties, including changing laws, regulations, or foreign policies, delays in Congressional action, or geopolitical and other factors. If we are not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, our sales relating to those approvals may be prevented or delayed, and revenue and profit previously recognized may be reversed. Any restrictions on the export or import of our products or product lines could have a material adverse effect on our competitive position, results of

operations, financial condition, or liquidity.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.
In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.
The design of our current and future products is such that they will generally transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals. To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on AtomBeam could harm our reputation and materially negatively impact our financial condition and business.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may

subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

Any valuation at this stage is difficult to assess and is purely speculative.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. If you decide to invest based on our speculative valuation you might lose the entirety of your investment.

Investors in this offering will sign our subscription agreement which contains a voting proxy and will have no influence on the Company's decisions.
The Common Stock that an investor is buying has no effective voting rights attached to them because in order to purchase the Common Stock investors will appoint the Company's CEO as their proxy. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. While there are no restrictions on the resale of the securities being offered pursuant to this offering under Regulation CF, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer and you may not be able to resell the securities at the price you paid for them.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

There is only a small minimum amount set as a condition to closing this Offering.
Because this is a "best efforts" Offering with a small target amount of $10,000.00 that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering and/or pursue its business plan.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering.
Certain investors in this Offering are entitled to receive additional shares of Common Stock (effectively a discount) based on the amount invested as well as their status (e.g., they are a current shareholder or investor in the Company, or they have indicated their interest in our offering). The number of Bonus Shares will be determined by the amount of money they invest in this offering as well as their status and will effectively act as a discount to the price at which the Company is offering its stock. For example, an investor who invests $50,000 in this Offering (not including the 3.5% processing fee), has indicated interest on the reservation page, has invested previously, and are eligible for the StartEngine Crowdfunding Venture Bonus will be eligible for 50% Bonus Shares. Accordingly, that investor would receive 4,000 shares of the Company's Common Stock plus an additional 2,000 Bonus Shares, effectively purchasing 6,000 shares of Common Stock for the same price paid for 4,000 shares of Common Stock or effectively paying a per share price of $8.33 (prior to reflecting the 3.5% processing fee). For more details, including all of the Bonus Shares being offered, see "Investment Incentives and Bonuses*" above. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

We expect to raise additional capital through equity offerings, which may include providing discounts to large investors.

Therefore, your interest in the Company is likely to continue to be diluted. We may offer additional shares of our stock, including in a concurrent private offering, which would dilute the ownership percentage of investors in this offering. Further, we may offer discounts on the price paid for our equity to investors investing significant amounts of money. This discount may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering may be diluted by investments made by investors entitled to the discount, who may pay less for the same stake in the Company. Moreover, additional securities in a concurrent private offering or in future offerings may be offered at a lower valuation, which would dilute the interest of investors in this offering. See "Dilution" for more information, especially the impact of a "down round."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

There is no current market for our capital stock, so you may not be able to sell your shares. Additionally, our capital stock, is subject to transfer restrictions.
There is no formal marketplace for the resale of the Company's Common Stock, and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the Company runs out of capital and liquidates. Additionally, our Bylaws also grant the Company the right of first refusal in the event a stockholder seeks to transfer its shares. For details, see "Description of Capital Stock – Bylaws."

Our Bylaws and Subscription agreement contain exclusive forum provisions for certain claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Bylaws, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter; our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. For suits brought under the Securities Act or the Exchange Act the federal courts of the United States shall have exclusive jurisdiction. Our subscription agreement which you will sign to invest in this offering contains a similar provision for suits arising from such agreements. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Bylaws provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our stockholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other

jurisdictions, which could harm our business, operating results, and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement other than those arising under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim not arising under the federal securities laws against the Company in connection with matters arising under the subscription agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

You may not be able to participate in potential merger and acquisition transactions.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation A and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Yeomans (not including 576,000 RSUs which are not entitled to vote and only convert in limited circumstances.)	2,709,477	Common Stock	14.6%
Charles Yeomans, as CEO, holds the voting rights to these Common Stock shares that were previously issued to investors via Crowdfunding.	7,096,509	Common Stock	38.3%
Courtney Benham (not including 540,000 RSUs which are not entitled to vote and only convert in limited circumstances.)	3,730,423	Common Stock	20.1%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 18,552,826 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

The Proxy

Holders of Common Stock who purchase their shares in this offering will grant the Company a proxy in Section 22 of the Subscription Agreement and agree to allow the Company's CEO to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights

The Company is offering Common Stock in this offering. Investors in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the Company's capital stock, you should refer to the Amended and Restated Certificate of Incorporation, as amended, Bylaws and to the applicable provisions of Delaware General Corporation Law.

The Company is authorized to issue up to 40,000,000 shares of Common Stock, par value $0.0001 per share. As of September 17, 2025, there are 18,552,826 shares of Common Stock outstanding. When calculating the price per share in this offering, the company has also included the 555,000 stock options outstanding and the 6,455,458 restricted stock units outstanding in the fully diluted calculation for a total of 25,563,284 shares outstanding on a fully diluted basis. See the "Valuation" section below for additional information.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, if any, holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends if any, in the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of the Common Stock.

Holders of the Common Stock have no conversion, preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's shares of Common Stock.

Bylaws

Right of First Refusal

Section 8.14 of our Bylaws grants the Company the right of first refusal if any stockholder of any class of securities seeks to transfer its capital stock unless the proposed transaction relates to estate planning or a bona fide pledge or mortgage of shares with a commercial lending institution.

Stockholder Agreement

Holders of approximately 6,916,000 shares of our Common Stock have entered into a Stockholder Agreement which, among other requirements, has the following provision:

Drag-along

The holders agree that so long as holders of a majority of the holders of Common Stock agree, the Company may compel the participants in the Stockholder agreement to agree to such transfer.

Stock Option Plan

Under the Company's 2019 Stock Incentive Plan, 650,000 shares of Common Stock were authorized, and options to purchase 555,000 shares were granted.

Restricted Stock Units (RSU)

As of June 30, 2025, the Company has granted Restricted Stock Units to purchase 5,996,458 shares, and has authorized up to a total of 8,500,000 Restricted Stock Units. The Company's 2021 Stock Incentive Plan was put in place to be effective December 20, 2021 and set forth the terms under which the Company provides for grants of Restricted Stock Units to its employees, which was the primary means of incentivizing its employees in 2022, 2023, and 2024, and is expected to remain the principal means it uses for this purpose. Vesting of the Restricted Stock Units is based on "two-tier" vesting, which includes a time-based tier over a period between two and four years (standard is four years), and a second tier that is based on the Company realizing a liquidity event.

Forum Selection Provisions

Our bylaws and subscription may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Our Bylaws, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter; our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. For suits brought under the Securities Act or the Exchange Act the federal courts of the United States shall have exclusively jurisdiction. Our Subscription Agreements for certain of our Regulation CF offerings require that the forum for suits arising under the Subscription Agreement by Federal and State courts in Delaware. Our Subscription Agreement has a similar clause for suits arising from the subscription agreement.

Although the Company believes the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting the Company's litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. = Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Bylaws provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Software development and general corporate purposes
Date: May 19, 2022
Offering exemption relied upon: Section 4(a)(2)
- Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations and software development
Date: July 31, 2023
Offering exemption relied upon: Section 4(a)(2)
- Type of security sold: Convertible Note

Final amount sold: $921,500.00
Use of proceeds: Operations and software development
Date: June 05, 2023
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $281,000.00
  Use of proceeds: Software development, sales and marketing, operations.
  Date: March 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,872,070.00
  Number of Securities Sold: 689,964
  Use of proceeds: Software development, sales and marketing, operations
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,169.75
  Number of Securities Sold: 11,697
  Use of proceeds: N/A
  Date: June 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,910,131.20
  Number of Securities Sold: 550,556
  Use of proceeds: Software development, sales and marketing, operations
  Date: December 29, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $98,948.50
  Number of Securities Sold: 11,705
  Use of proceeds: N/A
  Date: December 29, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $18,524,040.00
  Number of Securities Sold: 2,704,524
  Use of proceeds: Software development, sales and marketing, operations
  Date: January 31, 2025
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $590,320.84
  Number of Securities Sold: 23,155
  Use of proceeds: N/A
  Date: January 31, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,417,961.00
  Number of Securities Sold: 437,614
  Use of proceeds: Software development, sales and marketing, operations

Date: January 01, 2025
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ended December 31, 2024, the Company generated $1,042,896 in revenues compared to $883,550 for the year ended December 31, 2023, a $159,346 increase. The increase in revenues were due to the progress billings on the U.S. Air Force and U.S. Space Force contracts mentioned above. For years ended December 31, 2024 and 2023 operating expenses were $8,705,047, and $3,087,825 respectively, an increase of $5,617,222. The increase in expenses was due to:

- An approximately $203,271 increase in cost of sales primarily related to increased consulting costs from the Company's university research partner, and an increase in compensation for the Company's employees and consultants, dedicated to the Company's governmental revenue contracts.

- An approximately $1,398,000 increase in selling and marketing expenses is due to key drivers that include a significant increase of $400,000 in additional headcount and compensation for the Company's employees and contractors in its sales and marketing functions, a $600,000 increase in the Company's advertising and promotion costs, a $260,000 increase in travel, meals, and entertainment costs for its sales and marketing efforts, and a $100,000 increase in website and creative services.

- An approximately $3,465,000 increase in general and administrative expenses is primarily due to a significant increase of $3,200,000 in additional headcount and compensation for the Company's employees and contractors in its corporate functions.

- An approximately $453,000 increase in research and development is directly attributable to the additional headcount and compensation for the Company's employees and contractors in its research and development functions.

- An approximately $16,000 increase in depreciation and amortization.

For the fiscal years ended December 31, 2024 and 2023, the Company incurred other expenses of $160,946 and $228,231, respectively. The decrease was related to a $15,869 decrease in interest expense due to a conversion of notes payable to equity and a $51,416 decrease in change in derivative fair value.

As a result of the foregoing, the Company generated a net loss of $7,823,097, for the year ended December 31, 2024 compared with a restated net loss of $2,432,506 for the year ended December 31, 2023.

Historical results and cash flows:

AtomBeam is a participant in a highly competitive industry, AI-driven software technology. The Company's data reduction products, Neurpac and Neurcom, are differentiated from standard, open source compression products, but users must be convinced that Neurpac and Neurcom will offer them sufficient incremental benefits for them to adopt our technologies. Moreover, to be effective, the Company's technologies must be deeply embedded in the hardware and software of end user devices and networks, which make the Company's sales efforts more challenging compared to products that can be simply downloaded and installed as applications, such as cellular phone "apps". For example, the Company released the SaaS Beta version of its Neurpac product in Q2 2024, and the production version of Neurpac was released in Q1 2025, but we are still working to gain commercial customers. The Company relies upon the widely accepted view that, as greater amounts of data are generated, greater network capacity will commensurately be required, and the current array of options available to users of compression algorithms will be insufficient to satisfy the requirements of a significant number of these users. Such users, the Company believes, will be sufficiently interested in the potential value of the Company's technologies to address their needs in ways that compression cannot. The Company also believes that early commercial adopters will be onboarded and opportunities for expansion may follow.

Economic uncertainty and shifting trade policies continue to affect the tech industry, including software companies. Tariffs, supply chain disruptions, and global market tensions can drive up costs and complicate international operations. At the same time, changes in labor and immigration policies may limit access to skilled talent. These challenges, along with fluctuating customer demand and investment trends, can make it harder to plan for sustained growth.

To date, most of our revenue has come through government contracts. The Company, however has been actively marketing our products to prospective commercial customers. While the Company continues to work toward product adoption through direct sales and strategic partnerships, it also remains open to broader opportunities — including potential strategic transactions, investments, or an acquisition of the Company — that it believes could accelerate growth and assist with broader adoption of our products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 9/17/2025, the Company has a cash balance of $1,939,180.00. No lines of credit or other debt sources.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The proceeds from this campaign will be primarily used to fund research and development efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are necessary to the viability of the company. These funds are in addition to the total funds the company has on hand as indicated above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum of $10,000 it would be able to operate for an additional 3 months by reducing its monthly variable expenses for contractors, who account for 31 of its total headcount of 55.

How long will you be able to operate the company if you raise your maximum funding goal?

See below.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent. The Company estimates that if it raised the maximum amount sought in this offering, it could continue its current rate of operations for approximately 10 months without raising additional capital.

Indebtedness

- Creditor: Wazoo Partners, LLC
  Amount Owed: $549,464.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2027
  The amount owed includes $450,190 of principal and $99,274 of interest as of September 19, 2025. Maturity of notes was extended on April 3, 2025. For the next equity financing after this date from which the company receives gross proceeds of not less than $20,000,000 or a corporate transaction (IPO, change in control, etc), the amounts, including accrued interest, would become due and payable.

- Creditor: Small Business Association
  Amount Owed: $34,511.09
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050

Related Party Transactions

- Name of Person: Courtney Benham
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $1,650,200
  Material Terms: Courtney Benham, a Director of the Company has invested a total of $1,650,200 in the Company through his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt. The total amount invested through straight promissory notes is $450,000, and the total invested through convertible promissory notes is $800,000, and these convertible notes have been converted into common stock. In addition, Wazoo Partners LLC invested $400,200 in equity when the Company was under its former name and corporate form, Drivewarp LLC. As of September 19, 2025, the only outstanding amounts are for the promissory note of $450,190 in principal and $99,274 in accrued interest.

- Name of Person: Dr. Mojgan Haddad
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $135,000
  Material Terms: Between April 2019 – October 2020, Dr. Mojgan Haddad, a Director of the Company and her husband Asghar Riahi, invested through the Ali A. Riahi & Mojgan Haddad Family Trust, which invested a total of $135,000 in convertible notes, in 2024, these convertible notes have been converted into 334,552 shares of common stock.

- Name of Person: Charles Yeomans
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $108,500
  Material Terms: Between April 2019 – October 2020, Charles Yeomans, the Company's Chairman and CEO, invested through the Charles C. Yeomans And J. Desiree LeClerc Family Trust, invested total of $108,500 in convertible notes, and in 2024 these convertible notes have been converted into 269,477 shares of common stock.

Valuation

Pre-Money Valuation: $319,542,612.50

Valuation Details:

As of September 17, 2025, the Company currently has 18,552,826 shares of common stock, 555,000 stock options, and 6,455,458 restricted stock units outstanding, for a total of 25,563,284 shares of common stock on a fully diluted basis, assuming the exercise or conversion of the options and RSUs. At a price of $12.50 per share, this represents a pre-money valuation of approximately $319,542,612.50.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  92.5%
  Software development is the most expensive and important function of the company, and the individuals involved are highly paid, for the most part. This expense is intended to continue development of Neurcom and PCM.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  92.5%
  If we raise the higher amount of capital, we will use the additional funds increase spending on R&D to accelerate development of Neurcom and PCM

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atombeamtech.com/ (https://atombeamtech.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atombeam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AtomBeam Technologies Inc.

[See attached]

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the fiscal years ended December 31, 2024 and 2023

TABLE OF CONTENTS

Forvis Mazars, LLP
3031 Tisch Way, #110
San Jose, CA 95128
forvismazars.us

Independent Auditor's Report

Board of Directors
Atombeam Technologies, Inc.
Moraga, California

Opinion

We have audited the financial statements of Atombeam Technologies, Inc. (Company), which comprise the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The 2023 financial statements were audited by other auditors and their report thereon, dated September 3, 2025, expressed an unmodified opinion, and included an emphasis-of-matter regarding the Company's ability to continue as a going concern.

Emphasis of Matter

The 2023 financial statements, before they were restated for the matter discussed in Note 2, were audited by other auditors, and their report thereon, dated September 3, 2025, expressed an unmodified opinion. Our opinion is not modified with respect to this matter.

Other Information Included in the Form 1-K

Management is responsible for the other information included in the Form 1-K. The other information comprises the information in Items 1-6 of the Form 1-K but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Board of Directors
Atombeam Technologies, Inc.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Forvis Mazars, LLP

San Jose, California
September 3, 2025

IndigoSpireCPA

INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, AtomBeam Technologies, Inc.
Re: YE 2023 Restated Financial Statement Audit

Opinion

We have audited the accompanying restated financial statements of AtomBeam Technologies, Inc. (a corporation) (the "Company"), which comprise the restated balance sheet as of December 31, 2023, and the related restated and statements of income, shareholders' equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company restated the 2023 financial statements. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San Jose, CA

September 3, 2025

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2024 and 2023

		2024		2023 (Restated)
Assets				
Current Assets:				
Cash and cash equivalents	$	8,500,580	$	2,217,104
Accounts receivable, net		100,000		270,987
Prepaid expenses and other current assets		32,755		30
Total Current Assets		8,633,335		2,488,121
Property and equipment, net		25,628		13,054
Intangible assets, net		2,018,882		533,636
Total Assets	$	10,677,845	$	3,034,811
Liabilities and Shareholders' Equity (Deficit)				
Current Liabilities:				
Accounts payable	$	169,061	$	20,198
Other current liabilities		898,754		54,525
Total Current Liabilities		1,067,815		74,723
Notes payable		450,000		460,000
Convertible notes payable, net of issuance costs		-		1,728,500
Accrued interest payable		83,123		330,341
Derivative liability		-		418,325
Government-backed loans payable		35,118		36,300
Total Liabilities		1,636,056		3,048,189
Shareholders' Equity (Deficit):				
Common stock, par value $0.00001, 40,000,000 shares authorized, 17,476,981 and 12,069,854 shares issued and outstanding as of December 31, 2024 and 2023, respectively		175		121
Additional paid-in capital		27,024,028		8,611,909
Subscriptions receivable		(1,533,909)		-
Accumulated deficit		(16,448,505)		(8,625,408)
Total Shareholders' Equity		9,041,789		(13,378)
Total Liabilities and Shareholders' Equity	$	10,677,845	$	3,034,811

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	2024	2023 (Restated)
Revenues	$ 1,042,896	$ 883,550
Operating Expenses:		
Cost of sales	488,283	203,271
Selling and marketing	1,846,546	448,934
General and administrative	4,865,918	1,400,485
Research and development	1,483,656	1,030,167
Depreciation and amortization	20,644	4,968
Total Operating Expenses	8,705,047	3,087,825
Loss from Operations	(7,662,151)	(2,204,275)
Other Expenses:		
Interest expense	(78,586)	(94,455)
Change in derivative fair value	(82,360)	(133,776)
Total Other Expenses	(160,946)	(228,231)
Loss Before Tax Provision	$ (7,823,097)	$ (2,432,506)
Tax provision	-	-
Net Loss	**$ (7,823,097)**	**$ (2,432,506)**

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2024 and 2023

	Common Stock		Additional Paid In Capital	Subscriptions Recievable	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount				
Balance as of January 1, 2023	**10,261,135**	**$ 103**	**$ 1,265,889**	**$ -**	**$ (6,192,902)**	**$ (4,926,910)**
Net loss	-	-	-	-	(2,432,506)	(2,432,506)
Issuance of common stock from fundraise, net of issuance costs	992,405	10	5,098,564	-	-	5,098,574
Conversion of convertible notes	816,314	8	2,247,456	-	-	2,247,464
Balance as of December 31, 2023 (Restated)	**12,069,854**	**$ 121**	**$ 8,611,909**	**$ -**	**$ (8,625,408)**	**$ (13,378)**
Net Loss	-	-	-	-	(7,823,097)	(7,823,097)
Issuance of common stock from fundraise, net of issuance costs	2,436,224	24	15,858,719	(1,533,909)	-	14,324,834
Conversion of convertible notes	2,970,903	30	2,553,400	-	-	2,553,430
Balance as of December 31, 2024	**17,476,981**	**$ 175**	**$ 27,024,028**	**$ (1,533,909)**	**$ (16,448,505)**	**9,041,789**

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
For fiscal years ended December 31, 2024 and 2023

	2024	2023 (Restated)
Operating Activities		
Net loss	$ (7,823,097)	$ (2,432,506)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization expense	20,644	4,968
Changes in derivative fair value	82,360	133,776
Changes in operating assets and liabilities:		
(Increase) decrase in accounts recievable	170,987	(270,987)
Increase (decrease) in prepaid expenses and other current assets	(32,725)	(30)
Increase (decrease) in accounts payable	148,863	-
Increase (decrease) in other current liabilities	844,229	(91,500)
Increase (decrease) in interest payable	77,027	(212,925)
Net cash used in operating activities	(6,511,712)	(2,869,204)
Investing Activities		
Purchases of fixed assets	(16,824)	(18,022)
Acquisition of intangible assets	(1,501,640)	(268,450)
Net cash used in investing activities	(1,518,464)	(286,472)
Financing Activities		
Net proceeds from issuance of common stock	14,324,834	4,933,914
Repayment of notes payable	(11,182)	(231,260)
Proceeds from convertible note issuance	-	500,000
Net cash provided by financing activities	14,313,652	5,202,654
Net change in cash and cash equivalents	6,283,476	2,046,978
Cash and cash equivalents at beginning of period	2,217,104	170,126
Cash and cash equivalents at end of period	$ 8,500,580	$ 2,217,104
Noncash investing and financing activities		
Conversion of convertible notes	$ 2,533,450	$ 2,412,124
Recievable for common stock issuances	$ 1,533,909	$ -
Supplemental cash flow information:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ 1,563	$ 2,341

See Independent Auditor's Reports and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (the "Company") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things (IoT) data files.

In 2024, the Company began a Regulation A securities offering, and in 2023, the Company completed a Regulation CF securities offering, to support continued operations and expansion. These financial statements and notes reflect the Company's financial position and operations for the years ended December 31, 2024 and 2023.

The Company has incurred net losses since inception, including a loss of $7,823,097 for the year ended December 31, 2024, and used $6,511,712 of cash in operating activities during that period, approximately $543,000 per month. Although the Company held $8,500,580 of cash and cash equivalents at December 31, 2024, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

Management is contemplating an equity financing of approximately $5,000,000 under Regulation CF, targeted for launch in the third quarter of 2025. Because the financing has not yet been initiated, the successful execution of this plan is not considered probable as of the date the financial statements are available to be issued. Accordingly, substantial doubt about the Company's ability to continue as a going concern has not been alleviated. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

During the preparation of the 2024 financial statements, management reconciled the 2023 comparatives to the previously audited financial statements for the year ended December 31, 2023 and identified material posting and classification differences. Specifically, the Company bifurcated an embedded conversion feature in its senior convertible notes and recorded a related derivative liability, accrued previously unrecorded interest on those notes, recognized depreciation and amortization that had not been recorded on fixed and intangible assets, corrected the classification of certain working-capital items, and reclassified equity-issuance costs from financing cash flows to additional paid-in capital.

The table below quantifies each adjustment to the 2023 financial statements and reconciles the amounts As Reported to the amounts As Restated. All affected primary statements have been revised accordingly, and each 2023 column in the accompanying financial statements is labeled "As Restated."

Balance Sheet

	As Reported	Adjustment	As Restated
Cash and cash equivalents	$ 2,217,114	$ (10)	$ 2,217,104
Accounts receivable, net	-	270,987	270,987
Prepaid expenses and other current assets	-	30	30
Total Current Assets	2,217,114	271,007	2,488,121
Property and equipment, net	21,642	(8,588)	13,054
Intangible assets, net	550,387	(16,751)	533,636
Total Assets	2,789,143	245,668	3,034,811
Accounts payable	20,198	-	20,198
Other current liabilities	31,525	23,000	54,525
Total Current Liabilities	51,723	23,000	74,723
Notes payable	405,330	54,670	460,000
Convertible notes payable, net	1,678,500	50,000	1,728,500
Accrued interest payable	203,953	126,388	330,341
Derivative liability	-	418,325	418,325
Government-backed loans payable	36,300	-	36,300
Total Liabilities	2,324,083	724,106	3,048,189
Common stock	8,587,470	(8,587,349)	121
Additional paid-in capital	-	8,611,909	8,611,909
Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total Shareholders' Equity (Deficit)	465,061	(478,439)	(13,378)
Total Liabilities and Shareholders' Equity	$ 2,789,143	$ 245,668	$ 3,034,811

Statement of Operations

	As Reported	Adjustment	As Restated
Cost of sales	$ -	$ 203,271	$ 203,271
Selling and marketing	543,739	(94,805)	448,934
General and administrative	2,530,518	(1,130,033)	1,400,485
Research and development	-	1,030,167	1,030,167
Depreciation and amortization	-	4,968	4,968
Total Operating Expenses	3,074,257	13,568	3,087,825
Net Loss from Operations	(2,461,694)	257,419	(2,204,275)
Depreciation expense	4,968	(4,968)	-
Interest expense	2,341	92,114	94,455
Change in derivative fair value	-	133,776	133,776
Net loss	$ (2,469,003)	$ 36,497	$ (2,432,506)

Statement of Shareholders' Equity

	As Reported	Adjustment	As Restated
Common stock	$ 8,587,470	$ (8,587,349)	$ 121
Additional paid-in capital	-	8,611,909	8,611,909
Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total shareholders' equity (deficit)	$ 465,061	$ (478,439)	$ (13,378)

Statement of Cash Flows

	As Reported	Adjustment	As Restated
Net cash used in operating activities	$ (2,734,292)	$ (134,912)	$ (2,869,204)
Net cash used in investing activities	(295,090)	8,618	(286,472)
Net cash provided by financing activities	5,076,370	126,284	5,202,654
Net change in cash and equivalents	$ 2,046,988	$ (10)	$ 2,046,978

The errors were identified and fully corrected in May 2025, prior to issuance of these financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity instruments, stock-based compensation, fair value of embedded derivatives, and deferred income tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in determining the appropriate amount of revenue to be recognized under each agreement: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue primarily through milestone-based contracts with government agencies. Each milestone represents a distinct performance obligation. Revenue is recognized at a point in time, upon formal government acceptance of the specific deliverable tied to the milestone. The transaction price consists of fixed contractual amounts for each milestone, with payment for each milestone due upon the formal government acceptance of the specific deliverable tied to each milestone.

Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. These costs are recognized in the same period as the related revenue, consistent with the Company's policy to match contract costs with associated performance obligations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents consist of funds held in the Company's checking account.

Accounts Receivable

Consideration for the Company's contracts with its government agency customers is paid at or near the date of formal government acceptance of each milestone. The Company held accounts receivable of $100,000 and $270,987 as of December 31, 2024 and 2023, respectively. Effective January 1, 2024, the Company adopted ASC 326, Financial Instruments—Credit Losses ("CECL"). Management estimates expected lifetime credit losses on accounts receivable using historical loss experience, the credit quality of its government customers, and forward-looking information such as federal budget appropriations. Based on this evaluation, the allowance for credit losses was $0 at both December 31, 2024 and 2023, and no receivables were written off during either period.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs, included in selling and marketing expenses, were $985,533 and $393,899 for the years ended December 31, 2024 and 2023, respectively.

Convertible Instruments and Embedded Derivatives

The Company issued convertible promissory notes during prior years, which included embedded conversion and redemption features requiring bifurcation and separate accounting as derivative liabilities under ASC 815, *Derivatives and Hedging*. The Company adopted Accounting Standards Update ("ASU") 2020-06 as of January 1, 2024.

Upon issuance, the proceeds were allocated between the debt host and the bifurcated embedded derivative based on the fair value of the derivative. The derivative liability was remeasured each reporting period. Upon conversion, the notes, as well as any accrued interest and related derivative liabilities, were derecognized and equity was recorded based on the fair value of shares issued. Any difference was recognized as an extinguishment gain or loss.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the asset's estimated fair value, an impairment charge is recorded. No impairment losses were recognized on the Company's long-lived assets for the years ended December 31, 2024 and 2023.

Intangible Assets, Net

Intangible assets primarily consist of capitalized legal and filing costs related to patents. Upon approval of a patent, these assets are amortized on a straight-line basis over their estimated useful lives, which are 20 years. Management evaluates intangible assets for impairment whenever indicators of impairment exist. Legal fees related to patents are capitalized in accordance with the Company's policy.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of certain of the Company's financial instruments, which include cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values due to their short maturities.

The embedded conversion features were separately accounted for as a derivative liability, which is remeasured at fair value at each reporting date; changes in fair value are recorded within other (income) expense. At December 31, 2024 and 2023, the derivative liability's fair value was $0 and $418,325, respectively, and it is classified within Level 3 of the fair-value hierarchy.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with ASC 740, *Income Taxes*, for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Stock-Based Compensation

The Company estimates the fair value of its stock options granted to both employees and nonemployees using the Black-Scholes option-pricing model. The grant-date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Company estimates the fair value of its restricted stock units ("RSUs") granted as the fair value of the Company's underlying common stock at the grant date. All of the Company's RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs with service-based and performance-based vesting conditions is recognized as compensation expense using the accelerated attribution method at the date of their related performance conditions is probable of occurring.

The fair value of common stock has been determined based upon a variety of factors, including the Company's financial position and historical financial performance, and the observable price at which investors purchase shares of the Company's common stock.

The interest rate used in the valuation was based on the US Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its stock options using the "simplified" method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

Expected volatility for the Company's common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based on the Company's expectation of not paying dividends in the foreseeable future.

The Company records forfeitures when they occur for all share-based payment awards.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2024, the Company's property and equipment, net consists of the following:

	Property and Equipment Gross	Accumulated Depreciation	Property and Equipment Net
Computer Equipment	$ 59,103	$ (37,671)	$ 21,432
Research Equipment	4,196	-	4,196
Total	**$ 63,299**	**$ (37,671)**	**$ 25,628**

As of December 31, 2023, the Company's Property and Equipment, net consists of the following:

	Property and Equipment Gross	Accumulated Depreciation	Property and Equipment Net
Computer Equipment	$ 46,475	$ (33,421)	$ 13,054
Total	**$ 46,475**	**$ (33,421)**	**$ 13,054**

Total depreciation expense was $4,250 and $4,968 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

As of December 31, 2024, the Company's intangible assets, net consists of the following:

		Intangibles, Gross		Accumulated Amortization		Intangibles, Net
Patents	$	2,015,730	$	(33,115)	$	1,982,615
Trademarks		36,267		-		36,267
Total	**$**	**2,051,997**	**$**	**(33,115)**	**$**	**2,018,882**

As of December 31, 2023, the Company's intangible assets, net consists of the following:

		Intangibles, Gross		Accumulated Amortization		Intangibles, Net
Patents	$	514,090	$	(16,721)	$	497,369
Trademarks		36,267		-		36,267
Total	**$**	**550,357**	**$**	**(16,721)**	**$**	**533,636**

The expected amortization of the Company's intangible assets for each of the next five fiscal years and thereafter are as follows:

Year ending December 31,		
2025	$	37,202
2026		38,004
2027		38,004
2028		38,004
2029		38,004
Thereafter		537,749
	$	**726,967**

Total amortization expense was $16,393 and $16,721 for the years ended December 31, 2024 and 2023, respectively, and is included as a component of general and administrative expenses in the statements of operations.

Of the Company's gross patent costs as of December 31, 2024, $1,255,245 of these costs relate to patents which are still pending and have not yet been approved. As such, they are not yet subject to amortization as of December 31, 2024.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised a total of $3,640,624 in convertible notes payable. Of this amount, $1,463,500 was issued directly and $2,177,124 (net of offering costs) was issued through the StartEngine crowdfunding platform. The convertible notes bear interest at 5.00% per annum, with varying maturity dates. The notes convert automatically upon a qualifying equity financing at a discounted price of 80% of the per-share price in that round, subject to varying valuation cap terms set within each convertible note.

In 2023, the Company converted $2,247,464 of convertible notes and accrued interest into 816,314 shares of common stock. The Company also raised $500,000 in additional convertible notes during 2023.

In 2024, the Company converted an additional $1,888,173 of convertible notes and accrued interest into 2,970,903 shares of common stock.

No new convertible notes were issued during 2024, and as of December 31, 2024, no convertible notes remain outstanding.

Certain convertible notes contained embedded features requiring bifurcation as a derivative under ASC 815. These features were accounted for as a compound derivative liability, initially recorded at fair value and remeasured each reporting period. Fair-value changes were recognized in other expense, net, on the statements of operations. The bifurcated derivative was marked to fair value through earnings and recognized with the debt. Any difference between the liabilities and the fair value of shares issued was recorded through earnings.

NOTE 7 – NONCONVERTIBLE DEBT

Promissory Notes

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The investor is also a related party. The amount outstanding as of December 31, 2024 and 2023 was $450,000 and $460,000, respectively. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of December 31, 2024.

Accrued interest related to these promissory notes totaled approximately $83,000 and $330,000 as of December 31, 2024 and 2023, respectively, and is presented as accrued interest payable in the consolidated balance sheets.

SBA Loan

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of December 31, 2024 and 2023, the outstanding principal balances were $35,118 and $36,300, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050. Principal and interest payments are made on a monthly basis, and principal payments will be made for a total of $2,196 for each of the following 5 years, with the remainder paid thereafter.

Future Principal Payments on Long-Term Debt

As of December 31, 2024, the future scheduled principal payments are as follows:

Year ending December 31,		
2025	$	2,196
2026	$	2,196
2027	$	452,196
2028	$	2,196
2029	$	2,196
Thereafter	$	24,138
	$	**485,118**

NOTE 8 – COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock, with a par value of $0.00001 per share. The Company has a single class of common stock, and each share is entitled to one vote. As of December 31, 2024 and 2023, the Company had 17,476,981 and 12,069,854 shares, respectively, of common stock issued and outstanding.

Regulation A and CF Securities Offerings

In 2023, the Company completed multiple Regulation CF securities offerings through the StartEngine platform, issuing 992,405 shares of common stock for $5,098,574, net of issuance costs. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

In 2024, the Company initiated a Regulation A securities offering through the StartEngine platform, issuing 2,107,764 shares of common stock for gross proceeds of $14,428,192. The Company incurred $1,549,529 in offering costs. The net proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

Private Placement Offerings

In 2024, the Company completed private placement offerings with various investors, issuing 328,460 shares of common stock for gross proceeds of $1,822,035, with no issuance costs noted. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

Convertible Note Conversions

In 2023, the Company issued 816,314 shares of common stock upon the conversion of $2,247,464 of convertible notes and accrued interest.

In 2024, the Company issued 2,970,903 shares of common stock upon the conversion of $2,553,430 of convertible notes.

Common Stock Reserved for Future Issuance

The following table summarizes the Company's shares of common stock reserved for future issuance on an as-converted basis as of December 31, 2024:

Stock options issued and outstanding	558,750
Restricted stock units issued and outstanding	3,361,010
Warrants issued and outstanding	203,370
Total	**4,123,130**

NOTE 9 – STOCK-BASED COMPENSATION

The Company maintains two stock incentive plans: the 2019 Stock Incentive Plan and the 2021 Stock Incentive Plan, which provide for the issuance of incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock awards (RSAs), and restricted stock units (RSUs) to employees, directors, and consultants of the Company.

The 2019 Plan authorized the issuance of up to 2,750,000 shares of common stock. As of December 31, 2024, 558,750 shares were subject to outstanding awards, and 1,242,699 shares remained available for issuance.

The 2021 Plan authorized the issuance of up to 5,500,000 shares of common stock. As of December 31, 2024, 3,217,500 shares were subject to outstanding awards, and 2,282,500 shares remained available for issuance.

Stock Options

The fair value of options granted under both plans is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2024 for the Company's stock options.

A summary of stock option activity and related information is as follows:

	Shares subject to options outstanding		Weighted-average exercise price	Weighted-average remaining contractual life		Aggregate intrinsic value
Balance as of December 31, 2022	558,750	$	0.08	5.60	$	2,989,925
Options granted	-		-			-
Options exercised	-		-			-
Options forfeited	-		-			-
Balance as of December 31, 2023	558,750	$	0.08	4.60	$	2,989,925
Shares authorized	-					
Options granted	-		-			-
Options exercised	-		-			-
Options forfeited	-		-			-
Balance as of December 31, 2024	558,750	$	0.08	3.60	$	4,425,913
Exercisable as of December 31, 2024	558,750	$	0.08	3.60	$	4,425,913
Vested and expected to vest as of December 31, 2024	558,750	$	0.08	3.60	$	4,425,913

RSU's

The fair value of RSU's granted under both plans is estimated as the fair value of the Company's underlying common stock on the grant date.

All of the Company's RSU's are subject to both service-based and performance-based conditions, with the performance-based condition met upon the occurrence of a liquidity event. As of December 31, 2024, this performance-based condition is not determined probable of being met. Therefore, for the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized.

As of December 31, 2024, there was unrecognized stock-based compensation expense totaling $9,482,419 for the Company's RSU's.

Had the performance-based condition been probable as of December 31, 2024, the Company would have recognized $2,213,305 of stock-based compensation expense relating to the RSUs then outstanding, for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2024.

A summary of restricted stock unit activity is as follows:

	RSU's outstanding
Balance as of December 31, 2022	2,309,500
RSU's granted	-
RSU's vested	-
RSU's forfeited	-
Balance as of December 31, 2023	2,309,500
RSU's granted	1,051,510
RSU's vested	-
RSU's forfeited	-
Balance as of December 31, 2024	3,361,010

The weighted average value of RSUs granted during the year was $7.60.

Warrants

The Company also granted warrants to purchase the Company's common stock to certain consultants and vendors as compensation for services rendered. The Company granted all outstanding warrants in 2019 and 2021. Two warrants to purchase 113,370 shares of common stock expired on March 14, 2024. On May 10, 2024, On May 10, 2024, the Company issued two new warrants to the same warrants holders that extended the exercise date of the two previously issued warrants to expire on January 15, 2025. All other terms remained unchanged. The fair value of the warrants with extended term was not material to the financial statements.

The fair value of warrants granted is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2024 for the Company's warrants.

A summary of warrant activity is as follows:

	Shares subject to warrants outstanding		Weighted-average exercise price	Weighted-average remaining contractual life		Aggregate intrinsic value
Balance as of December 31, 2022	420,068	$	0.08	1.22	$	2,249,229
Warrants granted	-		-			-
Warrants exercised	-		-			-
Warrants forfeited	-		-			-
Balance as of December 31, 2023	420,068	$	0.08	0.22	$	2,249,229
Warrants granted	-		-			-
Warrants exercised	-		-			-
Warrants forfeited	(216,698)		0	0		(1,149,543)
Balance as of December 31, 2024	203,370	$	0.02	0.03	$	715,500
Exercisable as of December 31, 2024	203,370	$	0.02	0.03	$	715,500
Vested and expected to vest as of December 31, 2024	203,370	$	0.02	0.03	$	715,500

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures certain financial instruments at fair value on a recurring basis. At December 31, 2023, the only such instrument was the compound derivative liability bifurcated from the Company's convertible notes. This liability was derecognized during 2024 upon note conversion; therefore no recurring fair value instruments were outstanding at December 31, 2024. Significant unobservable inputs used in the valuation of the derivative liability included estimated settlement amounts for potential scenarios, probability of such settlement scenarios, estimated term of each settlement scenario, and risk-free interest rates based on U.S. Treasury yields for the corresponding term. These inputs are considered Level 3 under the fair value hierarchy due to the use of unobservable inputs. The Company had no recurring Level 1 or Level 2 fair-value measurements during the periods presented.

The derivative liability is re-measured each reporting date using a probability-weighted option-pricing model. Significant unobservable inputs include expected term, equity volatility, risk-free interest rate, and the discount to the next equity financing round. Changes in fair value are recorded in "Other expense, net."

The following table summarizes the activity related to the derivative liability:

	Derivative Liability
Balance as of December 31, 2022	$ 284,549
Change in fair value	133,776
Issuances/bifurcation of new derivatives	-
Balance as of December 31, 2023	$ 418,325
Change in fair value	82,360
Settlements/derecognition on note conversion	(500,685)
Balance as of December 31, 2024	$ -

Upon conversion of the remaining convertible notes in 2024, the derivative liability was derecognized and the carrying amount of $500,685 was reclassified to additional paid-in capital. Prior to conversion, the liability was presented as a separate line item within current liabilities.

NOTE 11 – INCOME TAXES

The components of loss before tax provision were as follows:

	Year ended December 31:	
	2024	2023
Domestic	$ (7,823,097)	$ (2,432,506)
Foreign	-	-
Total	**$ (7,823,097)**	**$ (2,432,506)**

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the tax effect of temporary differences between carrying value of assets and liabilities for financial reporting purposes and the tax basis of these assets and liabilities as measured by income tax law. The income tax effect of temporary differences that give rise to deferred tax assets and (liabilities) consist of the following as of December 31, 2024.

	December 31:	
	2024	2023
Deferred Tax Assets:		
Net operating losses	$ 3,395,714	$ 1,820,534
Tax credits	51,600	79,477
Reserves and accruals	-	8,815
Intangibles	1,974	2,219
Research and experimentation asset, net	600,329	243,020
Stock-based compensation	5,968	5,936
Total gross deferred tax asset	4,055,585	2,160,001
Less: Valuation allowance	(4,051,238)	(2,155,085)
Total deferred tax assets	4,347	4,916
Deferred Tax Liabilities:		
Fixed assets	(4,347)	(4,916)
Total gross deferred tax liabilities	(4,347)	(4,916)
Net deferred tax assets (liabilities)	**$ -**	**$ -**

The change in amounts of unrecognized tax benefits (gross of federal benefits and excluding interest and penalties at December 31, 2024 and December 31, 2023 are as follows:

Unrecognized tax benefit	Amount
Balance at December 31, 2022	$ -
Additions based on tax positions related to the current year	-
Additions based on tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2023	$ -
Additions based on tax positions related to the current year	(18,893)
Additions based on tax positions of prior years	(46,771)
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2024	$ (65,664)

A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. As of each reporting date, the Company's management considers all evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. As of December 31, 2024, a full valuation allowance for deferred tax assets was recorded as management believes it is not more likely than not that all of the deferred tax assets will be realized. At December 31, 2023 and December 31, 2024, the Company has a net operating loss carryforward for federal income tax purposes of approximately $6,500,000 and $12,100,000, respectively. At December 31, 2023 and December 31, 2024, the Company has a net operating loss carryforward for state income tax purposes of approximately $6,500,000 and $12,100,000, respectively. Of the $12,100,000 of federal net operating loss carryovers, $12,100,000 can be carried forward indefinitely but is subject to an 80% taxable income limitation. The Company's state NOL carryforwards begin to expire in 2038.

As of December 31, 2024 and December 31, 2023, the Company has federal research and development income tax credit carryforwards of approximately $64,300 and $26,500, respectively. As of December 31, 2023 and December 31, 2024, the Company has state research and development income tax credit carryforwards of approximately $67,000 and $67,000, respectively. The Federal income tax credits begin to expire in 2040. The California Research and Development credits can be carried forward indefinitely.

The total amount of uncertain tax position on research and development tax credits is $0 and $65,700 as of December 31, 2023 and December 31, 2024, respectively. The Company does not expect any significant change to the UTP balances in the next 12 months.

As of December 31, 2024, the Company had no business interest carryforwards.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

The Company adopted ASC 842, Leases, effective January 1, 2022.

Under ASC 842, the Company determines if an arrangement contains a lease at inception of a contract. The Company recognizes right-of-use lease assets and lease liabilities in the balance sheets on the lease commencement date, based on the present value of the outstanding lease payments over the reasonably certain lease term. The lease term includes the non-cancelable period at the lease commencement date, plus any additional periods covered by the Company's options to extend (or not to terminate) the leases that are reasonably certain to be exercised, or an option to extend (or not to terminate) a lease that is controlled by the lessor.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases, which are defined as leases with a term of 12 months or less. Instead, lease payments for short-term leases are recognized on a straight-line basis over the lease term in rent expense and recorded in general and administrative expenses in the statements of operations.

The Company's only leases consist of short-term leases for office space. Total short-term lease expense for the years ended December 31, 2024 and 2023 was $26,000 and $24,000, respectively.

Litigation

The Company is not currently involved with and is unaware of any pending or threatening litigation.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

During 2020 and 2022, the Company issued non-convertible promissory notes to a related-party investor and common shareholder. The outstanding principal was $450,000 and $460,000 as of December 31, 2024 and 2023, respectively, and accrued interest totaled approximately $83,000 and $330,000 as of those dates. The notes bear simple interest at 5% per annum and are due in 2027.

Additionally, three shareholders and/or directors are both common shareholders as well as holders of convertible notes. All related-party convertible notes with an aggregate principal of $258,500 were converted to common stock during 2024. These notes relate to original founders and investors of the Company, with Note conversion terms consistent with those of other investors. No risk of compensation expense is believed to exist.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering *pari passu* with other convertible note holders.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2024, the date of these financial statements, through September 3 2025, which represents the date the financial statements were available for issuance. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Equity Financing – Regulation A

On January 30, 2025, the Company completed a round of equity financing under Regulation A through StartEngine, resulting in gross proceeds of $4,221,590 and the issuance of 596,885 shares of common stock subsequent to December 31, 2024.

Equity Financing – Regulation D

Between January 1 and January 31, 2025, the Company completed a private placement pursuant to Regulation D, resulting in gross proceeds of $595,926 and the issuance of 109,154 shares of common stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Atombeam Aims to Revolutionize How Machines Think and Communicate

Atombeam aims to change the digital landscape for machine communication, a growing issue in the estimated $1.2 trillion market. With raises totaling over $32 million, investors like you have the opportunity to invest in Atombeam and the future of data.

Get Equity

This Reg A+ offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

Get Equity
$26.95 Per Share

MIN INVEST

VALUATION
$500M

REASONS TO INVEST

- Atombeam has potential in A.I., IoT, and Defense in a $1.2 Trillion Market
- Over $2.4M in US DoD contracts, and strategic partnerships with Viasat, Ericsson, HP, Intel, NVIDIA*
- $2M+ in lifetime revenue

*The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

THE PITCH

Atombeam's Goal is to Tackle the Future with their Patented Technology

Atombeam's flagship AI-powered compaction software aims to merge data reduction, security, and searchability into one software algorithm. Instead of sending raw data, Neurpac converts it into compact codewords, with a goal of optimizing bandwidth without sacrificing accuracy.

PRODUCT HIGHLIGHT

Neurpac(1) Processing Data up to 4X Faster

Atombeam's flagship AI-powered compaction software aims to merge data reduction, security, and searchability into one software algorithm. Instead of sending raw data, Neurpac converts it into compact codewords, with a goal of optimizing bandwidth without sacrificing accuracy.

(1)Currently in SaaS form, working to develop an on-premise format with a goal for greater market adaption. Neurpac performance claims are based on internal testing. Data represents an average of hundreds of samples taken by the Company. Statements made regarding the development and expected performance of the enhancements for Neurpac currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

PRODUCT LINEUP

Persistent Cognitive Machine (PCM)(2)

Currently, every time ChatGPT answers a question, it generally starts from scratch—burning massive computing power to fake memories it doesn't have. It is a giant statistical model, and the millionth answer costs as much as the first. We believe that the Persistent Cognitive Machine (PCM) will be able to give AI memory and the ability to learn from experience. Instead of processing every question from zero, PCM aims to create compressed "thought structures" that can be reused instantly and improve with use. When it solves a problem once, we estimate that similar future problems will cost 85% less to process, while delivering better results. We've built working prototypes including integrating Neurcom II for video processing, and early market validation is there.

Why we believe PCM can transform the AI industry:

- "True learning" AI. PCM's internal structure will be fundamentally different from LLMs, allowing it to accumulate knowledge and improve its responses over time, not just pattern-match
- Unsustainable AI costs. Enterprises are drowning in AI expenses that compound with every use—PCM aims to reverse this trajectory
- Key industrial applications. Industrial operators tell us false alarms and preventable equipment failures (like ESP pump breakdowns) are major pain points that learning AI could address
- Strong patent portfolio(3). Our PCM patent portfolio (21 issued and allowed, 78 pending) aims to protect what we believe is the fundamental architecture for persistent AI

There is a market opportunity here. Companies are already rationing AI usage due to costs. Military systems lose critical insights between shifts and need to aggregate too many sensor inputs with history. Industrial operations suffer from "amnesia AI" that never improves. We believe PCM isn't just an improvement—it's an evolution from simulated to genuine machine intelligence. We're not building another AI app. Our mission is to build the learning system that could make AI economically sustainable.

2)Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

(3)Includes patents for PCM's planned "visual cortex", Neurcom II.

Neurcom(4)

Our visual intelligence platform combines two breakthrough technologies. Neurcom is our AI-enhanced video codec that achieves up to 50% better compression than industry standards for certain types of images while maintaining the same quality—valuable for sensor images such as satellite imagery, and currently under in development in connection with a United States Air Force contract. Building on this foundation, Neurcom II aims to takes video processing into entirely new territory: its dual system aims to not only restores detail from degraded footage but also aims to enable "continuous zoom" through compressed video, treating visual data as structured memory that can be explored and enhanced rather than just stored. Most importantly, Neurcom II is planned to serve as the integrated "visual cortex" of our Persistent Cognitive Machine (PCM), with the goal of enabling machines to not just process video but to truly see, remember, and think visually—potentially transforming how AI systems understand and interact with the visual world.

(4)Neurcom is currently under development. Performance statements are based on internal testing to date. Statements made regarding the development and expected performance of the enhancements for Neurcom currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

THE MARKET & OUR TRACTION

$2.4M In Defense Contracts

Atombeam has had contracts with the Department of Defense, US Air Force, and US Space Force.

Phase II USAF Contract for Neurcom

- To develop Neurpac for use over military satellites and Neurcom for use in satellites and aircraft

$1.2M OTA Contract Awarded

- By Space Force



OUR MILESTONE TIMELINE
Air Force
Approved for contract extension for Phase 2
Space Force
Pending extension of OTA contract
Neurpac & Neurpac SaaS Beta Release
Q2 2024
Current Contracts Extended/ Pending
2025
Neurpac 1.0 Release
Q1 2025
Neurpac 2.0 Release
Anticipated Q1 2026
An evolved Neurpac product featuring a rewrite of the core, making it modular in nature
PCM Expected Alpha Release
2026

**These timelines are forward-looking statements based on current expectations and are subject to risks, uncertainties and changes in business conditions, so actual launch dates may differ materially from those anticipated.*


325+ PATENT PIPELINE
With a strong and expanding patent portfolio, Atombeam aims to secure its place at the forefront of innovation in industries like defense, IoT, and AI-driven data management.
197
PATENTS PENDING
121
PATENTS ISSUED
25
PATENTS ALLOWED

WHY INVEST

Awarded for Innovation, Ready for the Future

We believe investing in Atombeam means investing in the next evolution of data: reinventing how data is structured, to make systems massively more efficient. With over $32 million raised to date and multiple awards under our belt, this is your opportunity to reserve your spot today to be part of our future.


OUR MENTIONS
THE CHANNEL COMPANY | CRN
CRN
The Top 10 Hottest Data Storage Startups of 2024
2024 PEPPERDINE MOST FUNDABLE COMPANIES
Fundable
Placing Atombeam in the top 30 of over 2,300 participating startups
2024 MERIT AWARDS FOR TECHNOLOGY
MERIT AWARDS
Gold Winner, Technology Innovation
14TH ANNUAL GLOBEE AWARDS FOR BUSINESS
GLOBEE AWARDS
Gold Winner, Disruptor Company in Business Products or Services
TECH PULSE BY FORBES TECH COUNCIL
TECH PULSE
Top AI Executives in California To Watch in 2025
2025 DATA BREAKTHROUGH AWARDS
DATA
Winner, Data Transformation Solution of the Year
STL PARTNERS
PARTNERS
Top 50 Edge Computing to Watch in 2025
TIE 50 AWARDS
TiE 50
Award at the 2025 TiEcon Awards
TECH ASCENSION AWARDS
Best Data Management Solution- AI-Powered Transmission
2025 IoT EVOLUTION WORLD BUSINESS IMPACT AWARD
2025
Winner

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "AIM, "PLANNED", "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1036 Country Club Dr, Suite 200
Moraga, CA 94556

WEBSITE
View Site

Atombeam aims to change the digital landscape for machine communication, a growing issue in the estimated $1.2 trillion market. With raises totaling over $32 million, investors like you have the opportunity to invest in Atombeam and the future of data.

TERMS

Atombeam

Overview

PRICE PER SHARE
$26.95

VALUATION
$500M

Breakdown

MIN NUMBER OF SHARES OFFERED
371

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Reservation Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

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FASTEST STARTENGINE RAISE TO REACH $20M


IOT

Atombeam aims to change the digital landscape for machine communication, a growing issue in the estimated $1.2 trillion market. With raises totaling over **$32 million**, investors like you have the opportunity to invest in Atombeam and the future of data.

INVEST TODAY

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

DATA IS THE NEW OIL

Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful



$1.2 TRILLION MARKET
Atombeam has potential in A.I., IoT, and defense

$2.4M+ IN US MILITARY DEFENSE CONTRACTS

9,320 UNIQUE INVESTORS

$3M WAITLIST
Two oversubscribed rounds

$2M+ LIFETIME REVENUE

NEURPAC:[1] PROCESSING DATA UP TO 4X FASTER

Atombeam's flagship AI-powered compaction software aims to merge data reduction, security, and searchability into one software algorithm. Instead of sending raw data, Neurpac converts it into compact codewords, with a goal of optimizing bandwidth without sacrificing accuracy.

[1]Currently in SaaS form, working to develop an on-premise format with a goal for greater market adaption. Neurpac performance claims are based on internal testing. Data represents an average of hundreds of samples taken by the Company. Statements made regarding the development and expected performance of the enhancements for Neurpac currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

- ENHANCED PERFORMANCE +
- NEW FEATURES IN 2026 +
- VERSATILE APPLICATIONS +
- UP TO 4X MORE BANDWIDTH +
- LOW LATENCY +
- BUILT-IN SECURITY +
- UP TO 400% FASTER +

BYTES AND SAVINGS RATIO[1]


20,000
16,000
12,000
8,000
4,000
0
BYTES
LEARNING
CODEBOOK01
80.00%
60.00%
40.00%
20.00%
0.00%
SERVINGS RATIO
9:50:15
9:50:30
9:50:45
9:51:00
9:51:15
9:51:30
Total Original Bytes
Total Encoded Bytes
Savings Ratio
TIME

Statements made regarding the development and expected performance of the enhancements for Neurpac currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

Investing in the Future of AI

Atombeam aims to revolutionize how machines think and communicate with two potential breakthrough technologies: PCM, which is designed to give AI memory and learning capabilities that could reduce AI costs by up to 85% (based on projections from internal tests), and Neurpac, which compacts data streams by up to 75% in real time- solving critical problems that cost enterprises annually. Neurpac has attracted seven Department of Defense contracts along with partnerships with industry leaders like Nvidia and Ericsson. With 343 patents protecting our technology (121 issued, 23 allowed and 199 pending), with an aim to build a competitive moat around what we believe is the future of AI and data transmission. This isn't just another tech startup. Our mission is to build the foundational infrastructure that could power the next generation of intelligent systems, from autonomous military operations to industrial IoT networks.

PERSISTENT COGNITIVE MACHINE (PCM)[2]

Currently, every time ChatGPT answers a question, it generally starts from scratch—burning massive computing power to fake memories it doesn't have. It is a giant statistical model, and the millionth answer costs as much as the first. We believe that the Persistent Cognitive Machine (PCM) will be able to give AI memory and the ability to learn from experience. Instead of processing every question from zero, PCM aims to create compressed "thought structures" that can be reused instantly and improve with use. When it solves a problem once, we estimate that similar future problems will cost 85% less to process, while delivering better results. We've built working prototypes including integrating Neurcom II for video processing, and early market validation is there.

Why we believe PCM can transform the AI industry:

- **"True learning" AI.** PCM's internal structure will be fundamentally different from LLMs, allowing it to accumulate knowledge and improve its responses over time, not just pattern-match
- **Unsustainable AI costs.** Enterprises are drowning in AI expenses that compound with every use—PCM aims to reverse this trajectory
- **Key industrial applications.** Industrial operators tell us false alarms and preventable equipment failures (like ESP pump breakdowns) are major pain points that learning AI could address
- **Strong patent portfolio[3].** Our PCM patent portfolio (21 issued and allowed, 78 pending) aims to protect what we believe is the fundamental architecture for persistent AI

[2] *Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.*

[3] Includes patents for PCM's planned “visual cortex”, Neurcom II.

There is a market opportunity here. Companies are already rationing AI usage due to costs. Military systems lose critical insights between shifts and need to aggregate too many sensor inputs with history. Industrial operations suffer from "amnesia AI" that never improves. We believe PCM isn't just an improvement—it's an evolution from simulated to genuine machine intelligence. We're not building another AI app. Our mission is to build the learning system that could make AI economically sustainable.



NEURCOM[4]

Our visual intelligence platform combines two breakthrough technologies. **Neurcom** is our AI-enhanced video codec that achieves up to 50% better compression than industry standards for certain types of images while maintaining the same quality—valuable for sensor images such as satellite imagery, and currently under **in development in connection with a United States Air Force contract**. Building on this foundation, **Neurcom II** aims to takes video processing into entirely new territory: its dual system aims to not only restores detail from degraded footage but also aims to enable "continuous zoom" through compressed video, treating visual data as structured memory that can be explored and enhanced rather than just stored. Most importantly, Neurcom II is planned to serve as the integrated "visual cortex" of our Persistent Cognitive Machine (PCM), with the goal of enabling machines to not just process video but to truly see, remember, and think visually—potentially transforming how AI systems understand and interact with the visual world.

[4] Neurcom is currently under development. Performance statements are based on internal testing to date. Statements made regarding the development and expected performance of the enhancements for Neurcom currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

INVEST

STRATEGIC PARTNERSHIPS WITH INDUSTRY LEADERS

Atombeam is in discussions with more prospective partners to expand its reach across critical markets including oil & gas, energy & utilities, renewables, mining, food & beverage, and more.

NVIDIA | Viasat | ERICSSON | Ubiquitous AI | intel | Hewlett Packard Enterprise | NVI

**The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.*

INVEST

$2.4M IN DEFENSE CONTRACTS

Atombeam has had contracts with the Department of Defense, US Air Force, and US Space Force.

2023

Phase II USAF Contract for Neurcom

To develop Neurpac for use over military satellites and Neurcom for use in satellites and aircraft

$1.2M OTA Contract Awarded

By the Space Force

Trusted by

U.S. AIR FORCE | UNITED STATES SPACE FORCE | الحمراني العالمية Alhamrani Universal

OUR MILESTONE TIMELINE

Neurpac & Neurpac SaaS Beta Release

Q2 2024

Current Contracts Extended/Pending

2025

Neurpac 1.0 Release

Q1 2025

Neurpac 2.0 Release

Anticipated Q1 2026

An evolved Neurpac product featuring a rewrite of the core, making it modular in nature

PCM Expected Alpha Release

2026

*These timelines are forward-looking statements based on current expectations and are subject to risks, uncertainties and changes in business conditions, so actual launch dates may differ materially from those anticipated.



Kevin O'Leary,
Shark Tank's "Mr. Wonderful"



Charles Yeomans,
Atombeam CEO

WHAT DOES MR. WONDERFUL THINK OF ATOMBEAM?
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ACCESS

325+ PATENTS

With a strong and expanding patent portfolio, Atombeam aims to secure its place at the forefront of innovation in industries like defense, IoT, and AI-driven data management.

199
PATENTS PENDING

121
ISSUED

23
ALLOWED

INVEST TODAY

OUR MENTIONS

THE CHANNEL COMPANY | CRN

The Top 10 Hottest Data Storage Startups of 2024

2024 PEPPERDINE MOST FUNDABLE COMPANIES

Placing Atombeam in the top 30 of over 2,300 participating startups

2024 MERIT AWARDS FOR TECHNOLOGY

Gold Winner, Technology Innovation

14TH ANNUAL GLOBEE AWARDS FOR BUSINESS

Gold Winner, Disruptor Company in Business Products or Services

TECH PULSE BY FORBES TECH COUNCIL

2025 DATA BREAKTHROUGH AWARDS

STL PARTNERS

TIE 50 AWARDS

Top AI Executives in California To Watch in 2025

Winner, Data Transformation Solution of the Year

Top 50 Edge Computing to Watch in 2025

Award at the 2025 TiEcon Awards

TECH ASCENSION AWARDS

Best Data Management Solution- AI-Powered Transmission

2025 IoT EVOLUTION WORLD BUSINESS IMPACT AWARD

Winner

INVEST TODAY

IN THE NEWS

siliconANGLE – READ ARTICLE

BLOCKS & FILES. – READ ARTICLE

PULSE 2.0 – READ ARTICLE

aiTechPark – READ ARTICLE



Our CEO

CHARLES YEOMANS

Charles, with 25+ years in executive roles and investment banking, has led multiple firms and founded successful companies, including major insurance brokerages. He's a former U.S. Navy intelligence officer with an AB from Kenyon and an MBA from Stanford, and is a member and frequent contributor of the Forbes Technology Council.

MEET THE TEAM



Rajiv Bhagat
CFO



Pam Dodge
VP Marketing



Stephen Collins
CRO



Chuba Udokwu
COO, Board Member



Julien Dersy
CPO

INVEST TODAY

STRATEGIC PARTNERSHIPS WITH INDUSTRY LEADERS

Atombeam is in discussions with more prospective partners to expand its reach across critical markets including oil & gas, energy & utilities, renewables, mining, food & beverage, and more.

**The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.*

INVEST

$2.4M IN DEFENSE CONTRACTS

Atombeam has had contracts with the Department of Defense, US Air Force, and US Space Force.

Exclusive Investor Perks

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year.

Not a member? Sign up at checkout ($275/year).

Time-Based Bonus

First Week Bonus

Invest within the first week and receive 15% bonus shares.

INVEST

First Two Week Bonus

Invest within the first two weeks and receive 10% bonus shares.

INVEST

Volume-Based Perks

Tier 1

$1,500+

Invest $1,500+ and receive an Atombeam T-shirt/hat, or two T-shirts, or two hats + 5% bonus shares

INVEST

Tier 2

$5,000+

Invest $5,000+ and receive an Atombeam T-shirt/hat, or two T-shirts, or two hats + 10% bonus shares

INVEST

Tier 3

$10,000+

Invest $10,000+ and receive an Atombeam T-shirt/hat, or two T-shirts or two hats + 15% bonus shares.

INVEST

Tier 4

$50,000+

Invest $50,000+ and receive a dinner with AtomBeam's CEO, Charles Yeomans, an Atombeam t-shirt/hat, or two T-shirts or two hats + 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Loyalty Bonus | 10% Bonus Shares

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine

The 10% StartEngine Venture Club Bonus

Atombeam Technologies, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock] at $4.60/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $460. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

INVEST

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KL

Kirill Likhachev

21 hours ago

Hi Charles, Are there other plans for showing off pcm outside of the navy demo (to other gov agencies, b2b)? Or are we only heads down on this Navy demo for now? Thank you!

1

KL

Kirill Likhachev

21 hours ago

Hi Charles, Are there other plans for showing off pcm outside of the navy demo (to other gov agencies, b2b)? Or are we only heads down on this Navy demo for now? Thank you!

1

CP

Chris Peterson

1 day ago

Charles and Team - Good luck with the demo this week!

1

BT

ben thair

3 days ago

Charles, If it's a given PCM works, I maybe early in saying this, AB is a mag 8 potential.

1

CY

Charles Yeomans

4 days ago

If anyone is thinking about reserving and hasn't yet, think fast. Like, real fast. Like today fast.
Charles

0

TP

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if AI could actually think—and remember? Today's Large Language Models have critical flaws that limit their potential. They're reactive, waiting for prompts instead of reasoning proactively. Each query requires full re-computation, wasting energy and driving up costs. Most critically, LLMs hallucinate—producing fluent but false information because they optimize for fluency over factual accuracy. They have no persistent memory, and every interaction costs the same, and starts from scratch.

LLM's context windows are fundamentally brittle: once token limits are exceeded, earlier information is dropped or distorted. Identical prompts can yield different outputs, complicating testing and auditability.

Because they rely on statistical token prediction, they can't understand cause-effect relationships, can't initiate original ideas, and don't adapt autonomously from live experience and continuous use.

Meet PCM—the Persistent Cognitive Machine. We're not designing PCM to be another language model, chatbot, or agent. We want PCM to actually think. Imagine your mind as a landscape where every thought leaves a permanent trail—PCM is being designed the same way, a geometric map of meaning through accumulated experience. Designed to always be on, reason continuously, and never forget context, patterns, and priorities that matter most. Its infrastructure—protected by 21 issued and allowed patents with 78 more pending, is already under evaluation with enterprise and defense partners—could set a new standard for how AI can reason and remember.

Unlike LLMs that forget after each session, PCM will be designed such that every interaction strengthens its understanding. Like a GPS navigating a living, evolving map, PCM will move through shaped experience—the map itself becomes the intelligence. Unlike models requiring expensive retraining, PCM design will allow it to evolve its understanding in real time,

turning each interaction into lasting, reusable knowledge. PCM won't just respond; it will anticipate, adapt, and grow smarter autonomously.

At the core of PCM's design lies a structured geometric memory of accumulated reasoning. In this latent hyperspace, billions of cognitive connections will compress into remarkably small data footprints. Thoughts in PCM won't betoken strings but structured reasoning traces that can be cached, compressed, recombined, and intelligently reused across contexts.

Even when idle, PCM will generate new insights by recombining past reasoning patterns. Early internal tests project 85% compute reduction from this cognitive reuse compared to current AI architectures.

The goal for PCM is to go beyond text and unify vision, speech, and video with language in a single geometric cognition system—one architecture, multiple senses, a complete picture of meaning.

PCM will be a lightweight software layer that integrates seamlessly with existing AI models. It is designed for evolution, and compact enough to reside on a microchip or integrated circuit, and, when paired with neuromorphic hardware, we believe it could be capable of up to 100× power efficiency versus current AI. Importantly, its flexible design could allow it to operate in cloud, enterprise, and edge environments, function offline in ships, battlefield units, oilfields, and be used without cloud and internet connectivity.

The applications could span across a broad spectrum of industries. For instance, in healthcare, PCM could learn from every patient encounter to support better diagnoses. In finance, it could detect fraud patterns in real time. In consumer tech, it could power AI assistants that persist across conversations and devices. In security, it could remember every person a camera has seen. In industrial IoT, it could predict failures before they happen. In defense, PCM could maintain shared tactical context across fleets and UAVs, cutting decision latency from minutes to seconds.

PCM is designed to work alongside any LLM—including GPT, Claude, Gemini, and others, including open-

source models—or operate independently at the edge. It could add strategic value to existing AI stacks, as it's designed to be the memory and reasoning layer that eliminates computational duplication, reduces operational costs, and maximizes insight reuse. It is designed to be model-agnostic, extensible, and modular—ready to absorb new capabilities as they emerge.

Networks of PCM instances can federate and share generalized knowledge while keeping sensitive data local. Organizations—or entire nations—could build sovereign AI that learn collaboratively secure environment, without requiring outside systems to operate.. Sharing cognition in between systems that grow smarter together, while preserving autonomy and trust.

This isn't just the future of AI—PCM is a cognitive infrastructure that can help transform reactive systems into more proactive, persistent intelligence. AI has limits, and PCM aims to help organizations push beyond them. Built for scale, designed with memory in mind, and engineered for adaptability, PCM offers a potential foundation for companies pursuing next-generation AI platforms.

VIDEO #2

Script: Every day, critical decisions depend on AI systems that forget everything the moment you stop talking to them. Current AI operates like a brilliant consultant with permanent amnesia—starting from zero with every conversation Large Language Models predict what words should come next, like an incredibly sophisticated autocomplete. They're pattern matchers, not thinkers. When you ask about a medical diagnosis or missile trajectory, they generate plausible-sounding text—but sometimes they just make things up. Agentic AI tries to fix this by chaining multiple AI calls together. But when each link has a 15% error rate, chaining ten decisions means you're wrong half the time. For critical applications, that's catastrophic. The Persistent Cognitive Machine is designed to think differently. Instead of predicting words, it will navigate through geometric reasoning—like how your mind creates mental maps of familiar places. Every experience will carve paths in this cognitive landscape. Frequently used routes will become highways. Unused paths fade away. Unlike LLMs that forget everything, PCM is designed to remember permanently. While LLMs need expensive retraining to update, PCM will learn continuously from use. And instead of black-box decisions, PCM's audit trail will show you exactly how it reached its conclusions—critical when lives or millions of dollars are at stake. Imagine medical AI that remembers every patient and learns from every diagnosis. Defense systems that accumulate tactical knowledge from every engagement. Financial systems that evolve with markets rather than becoming obsolete. PCM aims to transform AI from a tool that processes information into a system that thinks and learns. The question isn't whether we need thinking machines—it's who will build them first.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:56 PM 07/29/2019
FILED 01:56 PM 07/29/2019
SR 20196204866 - File Number 6514902

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ATOMBEAM TECHNOLOGIES INC.

The undersigned, Charles C. Yeomans, hereby certifies that:

1. He is the duly elected President of AtomBeam Technologies Inc., a Delaware corporation.

2. The initial Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on January 29, 2019.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is AtomBeam Technologies Inc.

ARTICLE II

The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the "***DGCL***").

ARTICLE IV

The corporation is authorized to issue one class of stock to be designated "***Common Stock***." The total number of shares of Common Stock that the corporation is authorized to issue is 40,000,000, with a par value of $0.0001 per share. All shares of common stock of the corporation that, as of April 30, 2019 (the "***Effective Date***") are either issued or outstanding (collectively, "***Existing Common Stock***") shall be, and hereby are, automatically converted and reclassified such that each one (1) share of Existing Common Stock shall be converted and reclassified as four (4) shares of issued and outstanding common stock ("***New Common Stock***"). From and after the Effective Date, certificates representing shares of Existing Common Stock, if any, are hereby cancelled and shall represent only the right of the holders thereof to receive New Common Stock.

ARTICLE V

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

ARTICLE VI

To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

ARTICLE IX

Each holder of an outstanding share of Common Stock shall be deemed to have consented, for purposes of Section 500 of the General Corporation Law of California (the "***CGCL***") (or for purposes of former Sections 502 and 503 of the CGCL, and any successor provisions thereto), to distributions made by the corporation in connection with the repurchase of shares of Common Stock issued to or held by directors, employees or consultants (i) upon termination of their employment or services, (ii) in connection with other repurchases from employees at the then deemed fair market value of the Common Stock, if approved by the Board, or (iii) in connection with the exercise by the corporation of contractual rights of first refusal or first offer pursuant to agreements providing for a right of repurchase between the corporation and such persons, provided the terms of such repurchase shall have been approved by the Board, and agrees that any such distributions can be made without regard to the "preferential rights amount" or "preferential rights" or "preferential dividends arrears amount" referenced in Section 500(b) of the CGCL.

ARTICLE X

Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article X.

[Remainder of Page Intentionally Left Blank]

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

Executed on July 29, 2019.

/s/ Charles C. Yeomans
Charles C. Yeomans
President

Exhibit G

Test The Waters Materials

(See attached)

startengine

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity


ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$27,648,822.60 Previously Raised

Hi 👋,

Atombeam is compacting massive amounts of data faster, more securely, and more efficiently than ever before. And investors are taking note.

More than 790 investors have already **reserved over $2 million** in Atombeam's potential upcoming round. That means this potential round is nearly halfway reserved — before an official launch.

Atombeam is used to this type of traction. The company's last two offerings were oversubscribed, with a waitlist totaling over $3 million.

You can still reserve shares *and* **lock in 10% bonus shares**, on top of any other bonus shares you may qualify for if this round goes live.

Reserve Shares

We're living in the era of the data explosion. By 2025, the world is expected to generate 90 zettabytes of machine data.

Atombeam's tech is built to handle that tidal wave. The company's breakthrough data compaction technology can shrink machine-generated data by up to 75% — without losing a single byte of information. That means faster transmission, tighter cybersecurity, and lower costs across industries like defense, aerospace, and IoT.

Who's paying attention? Only customers like the **U.S. Air Force and Space Force** and partners like **HP**, **Intel**, and **NVIDIA**.[1] In short: this isn't just a cool idea. It's impactful tech recognized by major players in the public and private sectors.

If you're excited by innovative tech with real-world traction, Atombeam is one to watch.

Reserve Shares

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[1]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.
2. A full release for Persistent Cognitive Machine is anticipated in 2026. Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

Download on the App Store
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Important Message:
You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

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startengine

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity


ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."

$27,648,822.60 Previously Raised

Hi 👋,

The traction has continued with Atombeam's potential upcoming round. More than 1,000 investors have reserved over **$2.6 million** — following two oversubscribed offerings with a waitlist totaling over $3 million.

And there's still time to lock in **10% bonus shares** on top of any other bonus shares you may qualify for if this round goes live.

Reserve Shares

Atombeam isn't your average data company. The company's tech compresses machine data by up to 75% — without any loss — and can transmit it 4.4x faster. Think: lighter, faster, cheaper IoT and AI systems with zero hardware upgrades.

If you own a smartphone, "faster devices" is an easy cause to rally behind. But just how big of a problem is Atombeam aiming to solve?

Each connected person averages a data interaction every 18 seconds, which could create as much as **90 zettabytes of machine data** in 2025 alone (that's 90 followed by 21 zeros).

In other words, our devices are overwhelmed, our networks are clogged, and the data flood is only getting worse. Fixing that problem could unlock a **$1.2 trillion market opportunity.**

Atombeam has taken some major strides toward creating a solution:

- **$28M+ raised to date** from more than 9,300 unique investors.
- **$2.4M+ in U.S. DoD contracts** with the Air Force and Space Force.
- **Strategic partnerships** with Viasat, Ericsson, HP, Intel, NVIDIA.[1]

Learn More

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[1]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.
2. A full release for Persistent Cognitive Machine is anticipated in 2026. Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

startengine

RESERVE SHARES IN

Atombeam


ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."

$27,648,822.60 Previously Raised

Hi 👋,

Atombeam believes we should process more data with less hassle. As it turns out, investors agree.

With **$3.4 million already reserved** toward a $5 million goal, it's clear Atombeam has struck a chord with its potential upcoming round.

A few quick reminders:

- **Atombeam had the fastest $20M raise** on StartEngine with its last campaign.
- **Atombeam's last two offerings were oversubscribed**, with a waitlist over $3M.
- **You can still lock in 10% bonus shares** on top of any other offers you may qualify for.

Reserve Shares

From satellites to self-driving cars, modern machines are generating a staggering amount of data. But most of that data is never used because it's too expensive or too slow to move and store.

That's where Atombeam comes in.

The company is aiming to tackle one of the biggest tech challenges of our time with its innovative **Persistent Cognitive Machine (PCM)** technology.[1] The company's new generative AI in development represents a potential breakthrough in how humans interact with AI:

💾 4.4x average increase in data throughput
🔐 Built-in encryption and obfuscation for better security
🧠 Learns and improves performance over time

Unlike an LLM, Atombeam believes that the PCM will be able to operate, unconnected, on a phone. That's thanks to **Neurpac**, Atombeam's flagship ML-driven compaction software that converts raw data into compact codewords, optimizing bandwidth without sacrificing accuracy.

With innovations like PCM and Neurpac, Atombeam is targeting growing opportunities across AI, enterprise, and federal applications, an estimated **$1.2 trillion market** in total.

The company has already laid strong roots in these sectors, with over $2.4 million in contracts from the **U.S. Air Force** and **Space Force** and strategic partnerships with **HP**, **Intel**, **NVIDIA**, and more.[2]

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[1]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[2]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
2. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

start engine

RESERVE SHARES IN

Atombeam



FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

What happens when a company follows up a record-setting $20 million campaign?

Just ask Atombeam.

After two oversubscribed offerings (with a waitlist totaling over $3 million), investors have already reserved $3.8 million in Atombeam's potential upcoming round — which has a goal of just $5 million.

You can join the growing list of 1,300 early backers by making a reservation in this potential upcoming round. Not only will you be notified first if it launches, but you'll be eligible to earn:

✅ **10% bonus shares** during this "Testing the Waters" period.
✅ **Additional bonus share opportunities** if this potential upcoming round goes live.
✅ **Stacked investor rewards** through other qualifying offers (such as StartEngine's Venture Club).

Reserve Shares

Atombeam is aiming to reshape how data exists and how AI thinks. The company is tackling this with four technologies that could fundamentally change how data is stored, processed, and understood.

🌐 **Neurpac: The Foundation**
The backbone of Atombeam's system, Neurpac could shrink data by up to 90% with near-zero latency — potentially solving the bandwidth crisis in 5G, IoT, and beyond.[1]

👁️ **Neurcom: Visual Intelligence at Scale**
Designed as a smarter way to handle images and video. In development now, Neurcom could offer 50% better compression than standard codecs and double what fits into every visual data stream.

👀 **Neurcom II: Proving the Impossible**
This working prototype could turn video into structured thought. In some test scenarios, it's achieved up to 99.99% compression while still flagging anomalies in real time.

🧠 **Persistent Cognitive Machine (PCM): The Mind That Never Forgets**[2]
While today's AI forgets everything between chats, PCM is designed to remember, learn, and reason long-term, potentially slashing power usage and reducing hallucinations.

Each of these is powerful on its own, but together, they could rewire how we use and understand information. Atombeam isn't trying to optimize the status quo; they're aiming to replace it.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[3]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates.
2. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
3. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

startengine

RESERVE SHARES IN

Atombeam


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

This isn't Atombeam's first rodeo on StartEngine. And once again, investor interest is piling up:

- **$4.2M already reserved** toward a tentative $5M goal in this potential upcoming round.
- **$27M crowdfunded to date** from over 9,300 unique investors.[1]
- **$20M in its latest oversubscribed round**, the fastest $20M raise on StartEngine.

That $20 million campaign wasn't an outlier. Atombeam's last two offerings have been oversubscribed, with a **waitlist totaling over $3 million**.

You can join the growing list of more than 1,400 investors in this potential upcoming round. If it launches, you'll be eligible for **10% bonus shares** for reserving early, plus additional bonus share opportunities and stacked investor rewards through qualifying offers like StartEngine's Venture Club.

Reserve Shares

We just went over the numbers, but what's all the buzz about?

With innovations like **Neurpac** and the **Persistent Cognitive Machine (PCM)**,[2] Atombeam believes it has the potential to tackle some of the biggest bottlenecks across AI, cloud, and industrial applications. Plus shrinking data by up to 90% along the way doesn't hurt, either.[3]

Let's connect the dots:

⛽ **Oil & Gas:** PCM has the potential to cut edge AI monitoring costs by up to 85%, while working offline and learning quirks with equipment that others would miss.[2]

☁️ **Cloud & Databases:** Neurpac could help database giants like Oracle shrink storage needs by up to 90% and speed up queries, without rewriting a single line of code.[3]

🌐 **Semiconductors & AI Hardware:** Atombeam's ultra-low-latency compression could potentially be the key to solving NVIDIA's chip-to-chip bottleneck, unlocking faster training times, more efficient AI clusters, and encrypted interconnects by default.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[4]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND. AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. Atombeam has previously crowdfunded $27,648,822.60, including Reg A+ and Reg CF offerings conducted on other platforms and on different terms from the current offering. Please see the offering document for additional information.
2. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
3. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates.
4. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

Download on the App Store | GET IT ON Google Play

start engine

RESERVE SHARES IN

Atombeam


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

There's a reason to be excited about the **$4.9 million reserved** in Atombeam's potential upcoming round — and it's not just the clear investor enthusiasm.

If Atombeam moves forward with an offering, the **campaign would be limited to $5 million**.

There's no guarantee that this potential round will remain open and uncapped for any period of time if it launches. And as a reminder, Atombeam's **last two offerings have been oversubscribed**, with a waitlist totaling over $3 million.

While the company finishes up the paperwork, there's still time to **earn 10% bonus shares** for reserving early. You'll also be eligible for additional bonus share opportunities and stacked investor rewards through qualifying offers like StartEngine's Venture Club.

Reserve Shares

As investor interest heats up, Atombeam just hit a major technical milestone: successfully testing a new behavior for its **Persistent Cognitive Machine (PCM).**[1]

PCM is an AI approach that ditches traditional models and instead uses geometric understanding to predict text. Think of it like teaching AI to "connect the dots" instead of just memorizing the picture.

In this new trial, PCM continued to process and respond to information without an active language model running, something Atombeam believes to be a novel capability in the AI field. This could potentially represent a new direction for certain types of AI functionality.

Atombeam is aiming to create an entirely new category of machine intelligence. You can own a piece of it.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[1]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[2]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
2. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

RESERVE SHARES IN

Atombeam


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

Atombeam could be on the verge of a three-peat.

We've seen early indications of interest totaling around $5.1 million for a potential upcoming round. While no commitments are final, **the round may become fully allocated** if it moves forward.

That would follow in the footsteps of Atombeam's last two offerings, which were oversubscribed with a **waitlist totaling over $3 million** — including the fastest $20 million raise on StartEngine.

There's still time to **earn 10% bonus shares** by reserving shares early. You'll also be eligible for additional investor rewards through qualifying offers like StartEngine's Venture Club.

You can click below to reserve shares, and/or register for a webinar with CEO Charles Yeomans on **Tuesday, September 16, at 12:00 PM ET**. He'll walk through Atombeam's vision for tackling the growing challenges of data overload in a rapidly connected world.

Reserve Shares | Join the Webinar


ATOMBEAM'S METEORIC RISE:
Award-Winning Innovation
CRN
Fundable

What if the next Mars rover could explore 10x farther, making scientific discoveries along the way?

That's the promise of Atombeam's **Persistent Cognitive Machine (PCM)**, an AI system that has the potential to enable true autonomy in space.[1] Unlike traditional AI that forgets and hallucinates, PCM is being built to record real, evolving memory, curating knowledge like a seasoned field geologist.

Atombeam believes that PCM could allow spacecraft to:

- Recognize anomalies and investigate them in real-time
- Adapt to unexpected discoveries (like Europa's water plumes)
- Share knowledge across missions for "federated exploration"
- Cut mission planning time in half

Atombeam has already demonstrated promising results with its **Neurcom II** prototype, showing how PCM could one day run efficiently in spacecraft-grade memory. The potential impact? Smarter exploration, reduced costs, and a new era of discovery across Mars, Europa, asteroids, and beyond.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[1]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[2]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
2. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

Download on the App Store | GET IT ON Google Play

startengine

RESERVE SHARES IN

Atombeam



FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

Investors are lining up for Atombeam, with over **$5.5 million reserved** for the data compaction firm's upcoming campaign.

While no commitments are final, **this round could be oversubscribed** if it goes live.

This early momentum builds on Atombeam's strong fundraising track record:

- **$27M+ crowdfunded to date** from over 9,300 unique investors.[1]
- **$20M in its latest round**, the fastest $20M raise on StartEngine.
- **$3 million waitlist** after two oversubscribed offerings.

By making a reservation now, you'll be the first to know if this raise officially goes live, while also locking in a special offer of **10% bonus shares** for reserving early.

You can click below to reserve shares, and/or register for a webinar with CEO Charles Yeomans on **Tuesday, September 16, at 12:00 PM ET**. He'll walk through Atombeam's vision for tackling the growing challenges of data overload in a rapidly connected world.

Reserve Shares | Join the Webinar

Atombeam's **Persistent Cognitive Machine (PCM)** could potentially shift how machines reason and adapt.[2] While large language models (LLMs) rely on statistical correlations that predict "what comes next," Atombeam is working on PCM architecture aimed at supporting features described as "real understanding" — a novel approach to contextual data handling.

That difference will be put to the test next month during the **U.S. Navy's** Sea Strike 2043 demonstration, where Atombeam's prototype "Kennedy" will showcase tactical decision support. Instead of just pattern-matching historical data, PCM aims to understand real-world constraints, physics, and logistics, and adapt accordingly.

If successful, the implications go far beyond defense. From medicine to engineering, PCM could potentially reshape how companies and people use AI.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could potentially be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[3]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. Atombeam has previously crowdfunded $27,648,822.60, including Reg A+ and Reg CF offerings conducted on other platforms and on different terms from the current offering. Please see the offering document for additional information.
2. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
3. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

start engine

RESERVE SHARES IN

Atombeam


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

When it comes to crowdfunding momentum, few companies can match Atombeam.

The company has raised over $27 million, including the fastest $20 million raise on StartEngine.[1] That was one of **two consecutive oversubscribed rounds**, with a waitlist totaling $3 million.

History may be repeating itself. With **$5.8 million reserved**, Atombeam's potential upcoming **round would be oversubscribed** if the company moves forward. That means demand is already at the ceiling before the raise has even gone live.

By simply registering your interest now, you'll be eligible for **10% bonus shares** and be notified first if the campaign launches. There's no obligation; just a chance to secure your spot in a leading data compaction firm before things fill up.

Also, a reminder to register for a webinar on **Tuesday, September 16, at 12:00 PM ET**, hosted by Atombeam CEO Charles Yeomans. He'll walk through Atombeam's vision for tackling the growing challenges of data overload in a rapidly connected world.

Reserve Shares | Join the Webinar

So why does Atombeam's tech (and momentum) matter right now?

Big Tech is pouring $200B+ annually into data centers, straining to keep up with AI and IoT demands. They're literally running out of space, power, and affordable ways to scale.

That's where Atombeam comes in.

- **Neurpac:** Compresses IoT and sensor data by up to 75%. That means less bandwidth, less storage, lower power consumption, and built-in encryption.[2]
- **Persistent Cognitive Machine (PCM):** A radically different AI approach designed for continuous learning at a fraction of today's compute costs.[3]

Atombeam is building necessary technology for the next wave of computing. Together, Neurpac and PCM could potentially address the biggest bottlenecks in cloud infrastructure, IoT, and AI.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could potentially be the key to making generative AI an everyday tool and companion for everyone.[3]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[4]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. Atombeam has previously crowdfunded $27,648,822.60, including Reg A+ and Reg CF offerings conducted on other platforms and on different terms from the current offering. Please see the offering document for additional information.
2. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates.
3. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
4. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

startengine

RESERVE SHARES IN

Atombeam



FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

Atombeam's data compaction technology is tackling the challenges of data overload in our connected world by transforming the way IoT and connected devices transmit information.

But don't just take our word for it. Join Atombeam **CEO Charles Yeomans** tomorrow for an exclusive webinar, **"The Future of Data Transmission."** Charles will walk through the company's vision and market opportunity, as well as the momentum behind the company's potential upcoming campaign.

📅 Tuesday, September 16
⏰ 12:00 PM ET / 9:00 AM PT
💻 Streaming Live on YouTube

Join the Webinar

And by "momentum," we mean, "enough to potentially max out Atombeam's next round."

More than 1,900 investors have already **reserved over $6 million.** If this raise opened today, it would already be oversubscribed. These early bird investors would be first to hear about that potential launch — and earn a **10% bonus** for making a reservation.

Here's why investors are lining up:

- **Investor Demand:** $27M+ raised, with two oversubscribed rounds and a $3M waitlist.[1]
- **$1.2T Market:** Massive potential across AI, enterprise, and federal applications.
- **Revenue Traction:** Secured $2M in revenue and $2.4M in U.S. defense contracts.
- **Next-Gen Solutions:** Tech that processes data up to 4X faster and could reshape AI.[2,3]

Reserve Shares

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could potentially be the key to making generative AI an everyday tool and companion for everyone.[3]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[4]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. Atombeam has previously crowdfunded $27,648,822.60, including Reg A+ and Reg CF offerings conducted on other platforms and on different terms from the current offering. Please see the offering document for additional information.
2. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates.
3. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
4. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

Download on the App Store | GET IT ON Google Play

Important Message:
You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy here.

StartEngine, 4100 W Alameda Ave Floor 3, Burbank, CA, 91505, United States
Manage Preferences | Unsubscribe

start engine

RESERVE SHARES IN

Atombeam



FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

Strap in: Atombeam is preparing for launch.

With **$6.6 million reserved** from more than **2,000 investors**, CEO Charles Yeomans announced that Atombeam is pushing through the final paperwork to launch this campaign.

That level of early interest, coupled with a $5 million investment limit, means that this raise could **potentially be oversubscribed soon after launch**.

This early momentum builds on Atombeam's strong fundraising track record:

- **$27M+ crowdfunded to date** from over 9,300 unique investors.[1]
- **$20M in its latest round**, the fastest $20M raise on StartEngine.
- **$3 million waitlist** after two oversubscribed offerings.

As a reminder, investors who make a reservation now will be the first to know if this raise officially goes live, while also locking in a special 10% bonus for reserving early.

Reserve Shares

What's the unsung hero behind Atombeam's data compaction tech? How about a growing portfolio of **294 patents**, including 124 issued and allowed and another 170 pending.

It's not just about defense, either. Atombeam is aiming to land on the radar of the hyperscalers, then make them choose between spending years trying to build around hundreds of patents or partnering with the company that already holds the keys.

If Atombeam's technology becomes foundational, the switching costs could be prohibitive. At that point, Atombeam stops being just a vendor and starts becoming part of how computing works.

As CEO Charles Yeomans puts it, Atombeam isn't just selling products. The company is aiming to sell the right to compete in the future of efficient computing.

Reserve Shares

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine (PCM)**, a low-power, easily accessible generative AI tool with the potential to operate unconnected on a phone using Neurpac codewords. PCM could potentially be the key to making generative AI an everyday tool and companion for everyone.[3]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships could potentially allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[4]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. Atombeam has previously crowdfunded $27,648,822.60, including Reg A+ and Reg CF offerings conducted on other platforms and on different terms from the current offering. Please see the offering document for additional information.
2. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates.
3. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.
4. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

startengine

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity



UPDATE OF THE WEEK
FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$1,072,165.10 Reserved · 463 Reservations

Hi 👋,

This week's highlight is from Atombeam, which is making waves in an estimated $1.2 trillion market by tackling the growing issue of data center scarcity.

After oversubscribing its last two offerings, and becoming the fastest company on StartEngine to reach $20M raised, **Atombeam is looking at another potential raise on StartEngine** — with 10% bonus shares available for reservation holders when the raise goes live.

Read the Update

Atombeam is ready to take on the future of data, with an ambitious pipeline of new products and strong potential in AI, Enterprise, and Federal verticals. Now you can join them.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

Download on the App Store

GET IT ON Google Play

Important Message:
You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy **here**.

StartEngine, 4100 W Alameda Ave Floor 3, Burbank,CA,91505,United States,
Unsubscribe

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity



UPDATE OF THE WEEK
FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$1,549,906.14 Reserved · 616 Reservations

Hi 👋,

This week's highlight is from data compaction firm Atombeam. After closing the fastest $20 million fundraise on StartEngine, the company already has **$1.5+ million reserved** for its potential upcoming round.

Atombeam's Persistent Cognitive Machine, the company's new generative AI (GenAI) in development, represents a potential breakthrough in how humans interact with AI.

When it comes to the potential (and challenges) of GenAI, who better to ask than an AI assistant? Atombeam prompted **Claude** to break down some crucial but often overlooked structural limitations of current GenAI applications, including power consumption, training data bottlenecks, economic sustainability, and more.

Read the Update

Atombeam is ready to take on the future of data, with an ambitious pipeline of new products and strong potential in AI, Enterprise, and Federal verticals. Now you can join them.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

Download on the App Store

GET IT ON Google Play

Important Message:

You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy here.

StartEngine, 4100 W Alameda Ave Floor 3, Burbank,CA,91505,United States,
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THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity



UPDATE OF THE WEEK
FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$2,318,255.95 Reserved · 910 Reservations

Hi 👋,

This week's highlight is from Atombeam. The data compaction firm is making waves in an estimated $1.2 trillion market by tackling the growing issue of data center scarcity.

After a wave of serious interest from big players in oil, finance, and cloud computing, Atombeam is fast-tracking its **homomorphic operations** — the power to search, analyze, and compute directly on compacted data without ever decoding it.

This means potentially more privacy, less processing power, and faster results. It's a fundamental shift from how data is handled today — and it's attracting real enterprise demand.

Read the Update

Atombeam already has **$2.2+ million reserved** for its potential upcoming round. That traction follows a $3+ million waitlist across two oversubscribed offerings — including the fastest $20 million fundraise on StartEngine.

There's still time to **lock in 10% bonus shares** on top of any other bonus shares you may qualify for if this round goes live.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

Important Message:

You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy here.

start engine

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB

Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity



FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."

$28 Million Previously Crowdfunded

Hi 👋,

With two **maxed-out** StartEngine raises and over **10,000 investors**, Atombeam has successfully secured over $28 million to date for its AI-powered data technology.

With its latest Reg A+ fundraise on StartEngine, Atombeam raised **$20 million in just six months** from over **6,500 investors** — one of the fastest Reg A+ offerings to hit that milestone.

Now, Atombeam is preparing to launch a new offering, and **reservations are available today**.

As the volume of machine data continues to grow, Atombeam is developing technology to improve efficiency across industries such as AI, IoT, and defense — a market estimated at **$1.2 trillion** in total.

View Opportunity

REASONS TO INVEST

Demand for Data Centers

With 18x more digital interactions per minute expected in the next two years, Atombeam has a software-only solution that works on existing networks, potentially substituting for billions in hardware upgrades

Breakthrough Technologies

In addition to their flagship product Neurpac, Atombeam is developing Neurcom and a Persistent Cognitive Machine (PCM), which aims to be the next evolution of AI

Patent Portfolio

With 139 patents pending, 89 issued, and 23 allowed, Atombeam is working to secure its place at the forefront of innovation in machine communications.

Strategic Partnerships

With over $2.4M in US military defense contracts and strategic partnerships with Viasat, Ericsson, HP, Intel, NVIDIA,* and more, Atombeam is ready to face the data revolution.

View Opportunity

**The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums, listed on the other company's website, and introduction and networking opportunities.*

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

ATOMBEAM IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

Important Message:

You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy here.

startengine

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity



ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$27,648,822.60 Previously Crowdfunded

Hi 👋,

The world is drowning in data, and your devices are screaming for help.

Each connected person averages a data interaction every 18 seconds, which could create up to 90 zettabytes of machine data in 2025 alone (that's 90 followed by *21 zeros*). The solution could be an estimated **$1.2 trillion opportunity**.

Enter Atombeam, the AI data firm coming off the **fastest StartEngine raise to reach $20 million**. The company is preparing to launch a new round on StartEngine, and you can reserve your shares before the offering goes live.

Why make a reservation now? **Atombeam's last two offerings have been oversubscribed**, with a waitlist totaling over $3 million.

Reserve Shares

Atombeam has built a way to process up to 4.4x more data without touching the hardware. No new servers. No expensive overhauls. Just codewords — 88 patented ones, to be exact.

Atombeam has garnered some serious traction as they tackle one of the biggest bottlenecks in tech:

- $2.4M+ in U.S. DoD contracts
- $2M+ in lifetime revenue
- $28M+ raised to date
- 9.3K+ unique investors

To learn more, join a webinar on **Wednesday, May 14, at 4:00 PM ET**. Atombeam will explain why its ambitious pipeline of new products will help the company take on the future of data across AI, enterprise, and federal verticals.

Register Here

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[1]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[2]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. A full release for Persistent Cognitive Machine is anticipated in 2026. Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

2. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

RESERVE SHARES IN

Atombeam

View Opportunity


THE FUTURE OF
DATA TRANSMISSION

$1,555,244.95 Reserved · 618 Reservations

Hi 👋,

Imagine moving 4.4x more data, with no new hardware, no infrastructure changes, and no strings attached. That's the promise behind Atombeam, the company tackling the global data explosion with its unique "compaction" software.

And apparently, investors agree. After closing the fastest $20 million fundraise on StartEngine, Atombeam already has **$1.2+ million reserved from 570+ investors** for its potential upcoming round.

Atombeam's patented tech compresses machine data at the edge in real-time, reducing transmission needs while also increasing security. Think faster, leaner, smarter IoT and AI performance, without the massive price tag.

Atombeam has already caught the attention of major customers (**U.S. Air Force & Space Force**) and partners (**HP**, **Intel**, **NVIDIA**),[1] thanks to some strong traction:

- **$28+ million** raised to date
- **$3+ million** waitlist from two oversubscribed offerings
- **$2+ million** in lifetime revenue

Now Atombeam is inviting you to reserve your spot in this potential round.

Reserve Shares


IOT TECH
EXPO



Atombeam's CEO Charles Yeomans and team at this year's IoT Tech Expo in Santa Clara.

Reserve Shares

REASONS TO INVEST

Tackling the Data Explosion

Atombeam's flagship ML-driven compaction software, **Neurpac**, can help existing networks process up to 4.4x more data while potentially making transmission more secure. A complementary AI called **Neurcom** addresses data types in "lossy" categories: image, video, and audio compression.

A Potential Sea Change for AI

Now, Atombeam is developing **Persistent Cognitive Machine**, a low power, easily accessible generative AI tool capable of operating unconnected on a phone using Neurpac codewords. PCM could be the key to making generative AI an everyday tool and companion for everyone.[2]

Public & Private Sector Support

Atombeam has secured over $2.4M in contracts from the U.S. Air Force and Space Force, as well as strategic partnerships with Viasat, Ericsson, HP, Intel, and NVIDIA. These partnerships allow Atombeam to expand its reach across critical markets including fintech, energy, food and beverage, and more.[1]

Potential $1.2T Market

The increasing amount of machine data generated by IoT devices is creating an enormous need for more data centers. Atombeam believes it has strong potential to address these pain points across AI, enterprise, and federal applications — an estimated $1.2 trillion market opportunity.

Reserve Shares

1. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.
2. A full release for Persistent Cognitive Machine is anticipated in 2026. Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

RESERVE SHARES IN

Atombeam



UPDATE OF THE WEEK
FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."

$27,648,822.60 Previously Raised

Hi 👋,

This week's highlight is from Atombeam. The data compaction firm has **$3.1+ million reserved** for its potential upcoming round, following a $3+ million waitlist across two oversubscribed offerings.

There's still time to **lock in 10% bonus shares** on top of any other bonus shares you may qualify for if this round goes live.

Reserve Shares

As companies like NVIDIA scale AI workloads across increasingly powerful chips, they face a growing challenge: data can't move fast enough between those chips.

Atombeam's solution? A software-driven approach that has the potential to implement 4x chip-to-chip data efficiency, without requiring any hardware changes.

And they're not stopping there. Atombeam's Persistent Cognitive Machine (PCM) tech claims to cut power use by 85% by remembering what's already been computed.[1]

Read the Update

Atombeam isn't just aiming to solve today's problems. They're rethinking how data moves, how machines compute, and how far software can take us. By tackling the toughest challenges in AI and chip performance with software-first solutions, Atombeam is positioning itself as a crucial player in the future of high-performance computing.

Reserve Shares

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

*Why am I seeing this offering? View how StartEngine promotes offerings **here**.*

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. These power efficiency projections are based on prototype testing and theoretical modeling. Actual results may vary significantly from these estimates. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.

start engine

RESERVE SHARES IN

Atombeam


FASTEST START
UPDATE OF THE WEEK
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

This week's highlight is from data compaction firm Atombeam.

Investors have reserved **over $5.2 million** in the company's potential upcoming round. While no commitments are final, the round may become fully allocated if it moves forward.

There's still time to claim **10% bonus shares** for reserving early, plus additional bonus share opportunities and stacked investor rewards through qualifying offers like StartEngine's Venture Club.

You can click below to reserve shares, and/or register for a webinar with CEO Charles Yeomans on **Tuesday, September 16, at 12:00 PM ET**. He'll walk through Atombeam's vision for tackling the growing challenges of data overload in a rapidly connected world.

Reserve Shares | Join the Webinar

Atombeam's **Persistent Cognitive Machine (PCM)** might one day offer a new approach to generative AI. Unlike an LLM, Atombeam is designing PCM to operate, unconnected, on a phone, remember what you talked about, and think about your interactions while you're away.[1]

Atombeam thinks they may have stumbled into something even bigger than their original vision. PCM could have a potential alignment with **neuromorphic computing**, the brain-like chips that **Intel**, **IBM**, and **Samsung** are racing to commercialize.

Read the Update

While developing PCM is still Atombeam's main focus, the company believes this discovery could potentially position them at the crossroads of the next AI wave.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

1. The PCM technology is still in development, and there are substantial technical risks that could prevent us from achieving these efficiency gains at scale. Competitive advantages in technology are often temporary, and competitors may develop alternative approaches that match or exceed our efficiency claims. Market adoption of power-efficient AI is not guaranteed, and regulatory, technical, or economic factors could impact the viability of our approach. This technology has not been validated in large-scale commercial deployments, and significant engineering challenges remain before commercial release. Investors should consider this a high-risk, early-stage technology investment with uncertain outcomes.

Important Message:

You are receiving this communication because you are a registered user on www.startengine.com or www.seedinvest.com which is owned and operated by StartEngine Crowdfunding Inc. ("StartEngine"). Unless indicated otherwise with respect to a specific issuer, all securities offerings on StartEngine are facilitated by StartEngine Capital, LLC, an SEC-registered funding portal and member of FINRA, or StartEngine Primary, LLC, an SEC-registered broker-dealer and member of FINRA/SIPC. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary LLC. Neither StartEngine Crowdfunding Inc. nor StartEngine Capital LLC are making any recommendation or giving any advice with respect to any company or offering discussed in this communication. StartEngine Primary LLC may provide recommendations to you in certain instances; however we will not provide you with personalized advice based on your portfolio as to whether you should make or continue to hold a particular investment or as to which type of investments may be better suited for you. For important information about StartEngine Primary LLC's services and offerings, please review our Form CRS disclosure document here and our Regulation Best Interest disclosure statement here.

To read our full disclosure, visit: https://www.startengine.com/disclaimer.

See StartEngine's Privacy Policy here.

StartEngine, 4100 W Alameda Ave Floor 3, Burbank, CA, 91505, United States

start engine

RESERVE SHARES IN

Atombeam


FASTEST START
UPDATE OF THE WEEK
ATOMBEAM
THE FUTURE OF
DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

$27,648,822.60 Previously Raised

Hi 👋,

This week's highlight is from Atombeam — and it's a wild one.

First, a reminder about the company's potential upcoming round. With **over $6.3 million** reserved, the round **may become fully allocated** if it moves forward — following two oversubscribed rounds and a waitlist totaling over $3 million.

There's still time to **claim a 10% bonus** for reserving early while Atombeam pushes through the final paperwork. You'll also be notified first if this round goes live.

Reserve Shares

Now for the update: Atombeam has decided to shut down its working cloud service and replace it with installable software that lives directly on their customers' own systems.

You read that right, but…why?

Because the companies Atombeam talks to all say the same thing: "We can't send our data to your cloud."

Instead of fighting that, Atombeam is embracing it. The company's data compression engine, **Neurpac**, will soon ship as software that customers install in their own data centers, on their own servers, under their own control, no internet connection required.

Read the Update

If this pivot works, Atombeam believes it could open the door to selling to companies like IBM, Cisco, Microsoft — and maybe even Amazon itself.

Learn More

THIS OFFERING IS ELIGIBLE FOR STARTENGINE'S VENTURE CLUB
Receive 10% bonus shares on each of your investments in companies that participate in the Venture Club program.

Why am I seeing this offering? View how StartEngine promotes offerings here.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

NOTE: ATOMBEAM IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

This is a preview for demo purposes only.

Atombeam is not live or open to the public at this moment.

0 MINUTES LEFT

GET A PIECE OF ATOMBEAM

Atombeam Aims to Revolutionize How Machines Think and Communicate

Atombeam aims to change the digital landscape for machine communication, a growing issue in the estimated $1.2 trillion market. With raises totaling over $32 million, investors like you have the opportunity to invest in Atombeam and the future of data.

Get Equity

This Reg A+ offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FASTEST STARTENGINE RAISE TO REACH $20M
ATOMBEAM
THE FUTURE OF DATA TRANSMISSION
"DATA IS THE NEW OIL."
Kevin O'Leary, "Mr. Wonderful"
Quoted from our Webinar with Mr. Wonderful

Get Equity
$26.95 Per Share

MIN INVEST

VALUATION
$500M

REASONS TO INVEST

- Atombeam has potential in A.I., IoT, and Defense in a $1.2 Trillion Market
- Over $2.4M in US DoD contracts, and strategic partnerships with Viasat, Ericsson, HP, Intel, NVIDIA*
- $2M+ in lifetime revenue

*The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listed on the other company's website, and introduction and networking opportunities.

THE PITCH

Atombeam's Goal is to Tackle the Future with their Patented Technology

Atombeam's flagship AI-powered compaction software aims to merge data reduction, security, and searchability into one software algorithm. Instead of sending raw data, Neurpac converts it into compact codewords, with a goal of optimizing bandwidth without sacrificing accuracy.

PRODUCT HIGHLIGHT

Neurpac(1) Processing Data up to 4X Faster

Atombeam's flagship AI-powered compaction software aims to merge data reduction, security, and searchability into one software algorithm. Instead of sending raw data, Neurpac converts it into compact codewords, with a goal of optimizing bandwidth without sacrificing accuracy.

(1)Currently in SaaS form, working to develop an on-premise format with a goal for greater market adaption. Neurpac performance claims are based on internal testing. Data represents an average of hundreds of samples taken by the Company. Statements made regarding the development and expected performance of the enhancements for Neurpac currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

PRODUCT LINEUP

Persistent Cognitive Machine (PCM)(2)

Currently, every time ChatGPT answers a question, it generally starts from scratch—burning massive computing power to fake memories it doesn't have. It is a giant statistical model, and the millionth answer costs as much as the first. We believe that the Persistent Cognitive Machine (PCM) will be able to give AI memory and the ability to learn from experience. Instead of processing every question from zero, PCM aims to create compressed "thought structures" that can be reused instantly and improve with use. When it solves a problem once, we estimate that similar future problems will cost 85% less to process, while delivering better results. We've built working prototypes including integrating Neurcom II for video processing, and early market validation is there.

Why we believe PCM can transform the AI industry:

- "True learning" AI. PCM's internal structure will be fundamentally different from LLMs, allowing it to accumulate knowledge and improve its responses over time, not just pattern-match
- Unsustainable AI costs. Enterprises are drowning in AI expenses that compound with every use—PCM aims to reverse this trajectory
- Key industrial applications. Industrial operators tell us false alarms and preventable equipment failures (like ESP pump breakdowns) are major pain points that learning AI could address
- Strong patent portfolio(3). Our PCM patent portfolio (21 issued and allowed, 78 pending) aims to protect what we believe is the fundamental architecture for persistent AI

There is a market opportunity here. Companies are already rationing AI usage due to costs. Military systems lose critical insights between shifts and need to aggregate too many sensor inputs with history. Industrial operations suffer from "amnesia AI" that never improves. We believe PCM isn't just an improvement—it's an evolution from simulated to genuine machine intelligence. We're not building another AI app. Our mission is to build the learning system that could make AI economically sustainable.

2)Statements made regarding the development and expected performance of the Persistent Cognitive Machine currently in development, including claims that it may be more efficient than current language models, are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

(3)Includes patents for PCM's planned "visual cortex", Neurcom II.

Neurcom(4)

Our visual intelligence platform combines two breakthrough technologies. Neurcom is our AI-enhanced video codec that achieves up to 50% better compression than industry standards for certain types of images while maintaining the same quality—valuable for sensor images such as satellite imagery, and currently under in development in connection with a United States Air Force contract. Building on this foundation, Neurcom II aims to takes video processing into entirely new territory: its dual system aims to not only restores detail from degraded footage but also aims to enable "continuous zoom" through compressed video, treating visual data as structured memory that can be explored and enhanced rather than just stored. Most importantly, Neurcom II is planned to serve as the integrated "visual cortex" of our Persistent Cognitive Machine (PCM), with the goal of enabling machines to not just process video but to truly see, remember, and think visually—potentially transforming how AI systems understand and interact with the visual world.

(4)Neurcom is currently under development. Performance statements are based on internal testing to date. Statements made regarding the development and expected performance of the enhancements for Neurcom currently in development are forward-looking and subject to significant technical and market uncertainties. The product may not perform as expected.

THE MARKET & OUR TRACTION

$2.4M In Defense Contracts

Atombeam has had contracts with the Department of Defense, US Air Force, and US Space Force.

Phase II USAF Contract for Neurcom

- To develop Neurpac for use over military satellites and Neurcom for use in satellites and aircraft

$1.2M OTA Contract Awarded

- By Space Force



OUR MILESTONE TIMELINE
Air Force
Approved for contract extension for Phase 2
Space Force
Pending extension of OTA contract
Neurpac & Neurpac SaaS Beta Release
Q2 2024
Current Contracts Extended/ Pending
2025
Neurpac 1.0 Release
Q1 2025
Neurpac 2.0 Release
Anticipated Q1 2026
An evolved Neurpac product featuring a rewrite of the core, making it modular in nature
PCM Expected Alpha Release
2026

**These timelines are forward-looking statements based on current expectations and are subject to risks, uncertainties and changes in business conditions, so actual launch dates may differ materially from those anticipated.*


325+ PATENT PIPELINE
With a strong and expanding patent portfolio, Atombeam aims to secure its place at the forefront of innovation in industries like defense, IoT, and AI-driven data management.
197 PATENTS PENDING
121 PATENTS ISSUED
25 PATENTS ALLOWED

WHY INVEST

Awarded for Innovation, Ready for the Future

We believe investing in Atombeam means investing in the next evolution of data: reinventing how data is structured, to make systems massively more efficient. With over $32 million raised to date and multiple awards under our belt, this is your opportunity to reserve your spot today to be part of our future.


OUR MENTIONS
THE CHANNEL COMPANY | CRN
The Top 10 Hottest Data Storage Startups of 2024
2024 PEPPERDINE MOST FUNDABLE COMPANIES
Placing Atombeam in the top 30 of over 2,300 participating startups
2024 MERIT AWARDS FOR TECHNOLOGY
Gold Winner, Technology Innovation
14TH ANNUAL GLOBEE AWARDS FOR BUSINESS
Gold Winner, Disruptor Company in Business Products or Services
TECH PULSE BY FORBES TECH COUNCIL
Top AI Executives in California To Watch in 2025
2025 DATA BREAKTHROUGH AWARDS
Winner, Data Transformation Solution of the Year
STL PARTNERS
Top 50 Edge Computing to Watch in 2025
TIE 50 AWARDS
Award at the 2025 TiEcon Awards
TECH ASCENSION AWARDS
Best Data Management Solution- AI-Powered Transmission
2025 IoT EVOLUTION WORLD BUSINESS IMPACT AWARD
Winner

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ABOUT

HEADQUARTERS
1036 Country Club Dr, Suite 200
Moraga, CA 94556

WEBSITE
View Site

Atombeam aims to change the digital landscape for machine communication, a growing issue in the estimated $1.2 trillion market. With raises totaling over $32 million, investors like you have the opportunity to invest in Atombeam and the future of data.

TERMS

Atombeam

Overview

PRICE PER SHARE
$26.95

VALUATION
$500M

Breakdown

MIN NUMBER OF SHARES OFFERED
371

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Reservation Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

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